
03056068


HIPSC
INC

Highlighting 10 *years of*

Growth

2002 Annual Report



Highlighting 10 years of Growth

2002

Gross Owned & Managed
Portfolio: $935,111,000

2001

Gross Owned & Managed
Portfolio: $806,297,000

2000

Gross Owned & Managed
Portfolio: $695,739,000



1999

Gross Owned & Managed
Portfolio: $556,652,000

1998

Gross Owned & Managed
Portfolio: $422,850,000

1997

Gross Owned & Managed
Portfolio: $315,789,000

HPSC...

The Best

Financing

Around



1996

Gross Owned & Managed
Portfolio: $208,097,000

1995

Gross Owned & Managed
Portfolio: $142,068,000

1994

Gross Owned & Managed
Portfolio: $103,531,000

1993

Gross Owned & Managed
Portfolio: $126,369,000



Recent Volume History ($ 000's)



$14,152
$33,407
$73,615
$104,552
$153,538
$182,098
$226,534
$248,874
$263,411
$310,607
93
94
95
96
97
98
99
00
01
02

We are specialists in healthcare financing. HPSC understands the equipment you use, why you use it, and how it affects the flow of your practice.

Total Gross Portfolio of Owned and Managed Lease Contracts and Notes Receivable ($000's)


$126,369
$103,531
$142,068
$208,097
$315,789
$422,850
$556,652
$695,739
$806,297
$935,111
93
94
95
96
97
98
99
00
01
02

Gross Portfolio (Owned and Managed) per Employee ($000's)


$4,212
$2,353
$2,631
$3,106
$3,851
$4,271
$4,758
$5,946
$6,155
$7,084
93
94
95
96
97
98
99
00
01
02



Net Revenues ($000's)



$1,991
$10,876
$11,628
$17,523
$24,620
$33,963
$40,978
$52,322
$53,489
$55,310
93
94
95
96
97
98
99
00
01
02



To Our Stockholders,

2002 was a signature year for HPSC, Inc. Buoyed by the strength of the healthcare industry, one of the only expanding sectors of the economy, we generated a record amount of new financing contracts.

Today, healthcare spending accounts for around 15% of our country's gross domestic product. Demographic change in the U.S. is the primary factor contributing to investment by medical professionals in a wide range of technology and office equipment. The "Baby Boom" generation continues to age – every 8 seconds, another American turns 50! This generation expects and demands the most advanced healthcare services. Manufacturers of medical technology are responding to this demand with new equipment such as lasers for plastic surgeons, new less-invasive diagnostic tools for internists and digital x-rays for dentists. The strength of this medical technology market enabled HPSC to grow along with our customers, meeting their needs for financing with competitive rates and high quality customer service.

HPSC generated a record volume of new originations in 2002: $311 million, up some 18% from last year. We achieved these results through a focused and disciplined approach to our market. We improved our outreach to manufacturers of medical technology and we increased our business in virtually all regions of the country and all segments of the market that we finance.
We added 122 new companies to our existing 2,176 vendors, an impressive 6% increase.

The Company showed strong bottom-line results in 2002: net income was $4.3 million, or $1.00 per fully diluted share, up from $2.4 million, or $0.55 per fully diluted share in 2001. Basic earnings per share were $1.07 in 2002, compared to $0.60 in 2001. Net revenues increased by 3%, to $55.3 million in 2002 from $53.5 million in 2001. The gross owned and managed leases and notes receivables, which are an important measure of our growth rate, rose from $806 million at the end of 2001 to $935 million as of December 31, 2002, a 16% climb. Over the past five years, the combined average annual growth rate of the portfolio has been approximately 25%, a remarkable rate of increase. Lastly, unearned income – which is income that we will recognize

Table of Contents

in future quarters and thus a sign of our continued growth – reached $118 million at the end of 2002, a 12% increase from $105 million at the end of the prior year.

We want you to know that we have fully resolved the employee defalcation that we discovered in May of 2002 at our subsidiary, ACFC. The unfortunate incident affected only a small portion of our nearly billion-dollar portfolio, but necessitated a restatement of certain prior financial statements. We are confident that by handling the matter forthrightly we have preserved our company's well-deserved reputation for integrity.

Where do we go from here? It is our goal to continue to pursue growth. We will market our products and services aggressively but will apply our conservative, high standards of underwriting. Our strategy is to capture even more repeat customers – already about 35% of our total originations. We have attained a strong market presence with the dental profession and ten other specialties that we will strive to enhance. We also will continue to expand our financing of sales and purchases of medical practices. In this way, we will aid the transition of one generation of medical professionals to the next, cementing strong relationships with future customers. As always, we will continuously monitor credit quality to manage our portfolio most effectively and maintain high credit ratings, which are critical to our borrowings.

We are especially proud to have added Richard D. Field to our board of directors this year. Dick brings exceptional experience in consumer and commercial banking operations, having most recently served as Senior Executive Vice President of the Bank of New York. He also was Chairman of the U.S. Board of Directors of MasterCard International from 1992 to 1997, and served as a member of its Executive Committee. He is one of the founders of LendingTree.com and also serves as a financial advisor to Epigen, Inc., a biopharmaceutical venture, giving him insights into the healthcare arena. We welcome Dick to our company.

We appreciate your support in the past year and look forward to the year ahead.

Sincerely,



John W. Everets,
Chairman and Chief Executive Officer

Consolidated Balance Sheets

HPSC, Inc. and Subsidiaries

(in thousands, except per share and share amounts)	December 31, 2002	2001
Assets		
Cash and cash equivalents	$ 51	$ 698
Restricted cash- Servicing under securitization agreements	29,633	28,786
Investment in leases and notes:		
Lease contracts and notes receivable due in installments	494,159	428,463
Notes receivable	21,052	34,133
Retained interest in leases and notes sold	46,299	25,780
Estimated residual value of equipment at end of lease term	25,573	24,113
Deferred origination costs	10,048	9,658
Less: Unearned income	(118,043)	(104,741)
Security deposits	(4,154)	(5,051)
Allowance for losses	(16,900)	(15,359)
Total net investment in leases and notes	458,034	396,996
Other assets	9,424	9,893
Total Assets	$ 497,142	$ 436,373
Liabilities and Stockholders' Equity		
Revolving credit borrowings	$ 43,437	$ 52,000
Senior notes, net of discount	344,867	284,806
Subordinated debt	17,960	19,985
Accounts payable and accrued liabilities	30,664	26,594
Accrued interest	1,681	1,659
Interest rate swap contracts	9,406	7,230
Deferred income taxes	9,286	7,318
Total Liabilities	457,301	399,592
Commitments and Contingencies (Note F)		
Stockholders' Equity:		
Preferred stock, $1.00 par value; authorized, 5,000,000 shares; none issued and outstanding	—	—
Common stock, $.01 par value; 15,000,000 shares authorized; issued, 4,817,705 shares in 2002 and 4,779,530 shares in 2001	48	48
Additional paid-in capital	15,232	14,867
Retained earnings	35,941	31,595
Less: Treasury stock, at cost; 685,951 shares in 2002 and 615,765 shares in 2001	(4,863)	(4,325)
Accumulated other comprehensive loss, net of tax	(5,711)	(4,348)
Deferred compensation	(106)	(305)
Notes receivable from officers and employees	(700)	(751)
Total Stockholders' Equity	39,841	36,781
Total Liabilities and Stockholders' Equity	$ 497,142	$ 436,373

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Operations

HPSC, Inc. and Subsidiaries

(in thousands, except per share and share amounts)	Year Ended December 31, 2002	2001	2000
Revenues:			
Earned income on leases and notes	$ 50,954	$ 47,970	$ 49,462
Gain on sales of leases and notes, net	15,804	14,928	12,078
Provision for losses	(11,448)	(9,409)	(9,218)
Net Revenues	55,310	53,489	52,322
Expenses:			
Selling, general and administrative	22,280	22,126	19,781
Term securitization costs	—	—	7,106
Loss from employee defalcation	448	1,379	1,361
Interest expense	25,773	27,872	26,222
Interest income	(428)	(1,879)	(1,018)
Income (Loss) before Income Taxes	7,237	3,991	(1,130)
Provision (Benefit) for Income Taxes	2,891	1,612	(391)
Net Income (Loss)	$ 4,346	$ 2,379	$ (739)
Basic Net Income (Loss) per Share	$ 1.07	$ 0.60	$ (0.19)
Shares Used to Compute Basic Net Income (Loss) per Share	4,064,404	3,965,378	3,879,496
Diluted Net Income (Loss) per Share	$ 1.00	$ 0.55	$ (0.19)
Shares Used to Compute Diluted Net Income (Loss) per Share	4,339,846	4,319,673	3,879,496

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Changes in Stockholders' Equity and Comprehensive Income

HPSC, Inc. and Subsidiaries

(in thousands, except share amounts)	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss), net of tax	Deferred Compensation	Notes Receivable from Officers and Employees	Total Stockholders' Equity
Balance at January 1, 2000	4,699,530	$ 47	$14,119	$29,955	$(3,611)	$ —	$(1,008)	$(396)	$39,106
Net Income	—	—	—	(739)	—	—	—	—	(739)
Purchase of Treasury Stock	—	—	—	—	(219)	—	—	—	(219)
Restricted Stock Compensation	—	—	—	—	—	—	268	—	268
ESOP Compensation	—	—	157	—	—	—	105	—	262
Notes Receivable from Officers and Employees	—	—	—	—	—	—	—	(14)	(14)
Stock Bonus Awards	7,000	—	52	—	—	—	—	—	52
Exercise of Stock Options, net of tax benefit	6,500	—	36	—	—	—	—	—	36
Balance at December 31, 2000	4,713,030	47	14,364	29,216	(3,830)	—	(635)	(410)	38,752
Net Income	—	—	—	2,379	—	—	—	—	2,379
Net unrealized gain on foreign currency translation (net of deferred taxes of $24)	—	—	—	—	—	36	—	—	36
Net unrealized loss on interest rate swap contracts (net of deferred taxes of $2,837)	—	—	—	—	—	(4,384)	—	—	(4,384)
Total Comprehensive loss	—	—	—	—	—	—	—	—	(1,969)
Purchase of Treasury Stock	—	—	—	—	(495)	—	—	—	(495)
Restricted Stock Compensation	—	—	—	—	—	—	225	—	225
ESOP Compensation	—	—	130	—	—	—	105	—	235
Notes Receivable from Officers and Employees	—	—	—	—	—	—	—	(341)	(341)
Stock Bonus Awards	6,000	—	48	—	—	—	—	—	48
Exercise of Stock Options, net of tax benefit	60,500	1	325	—	—	—	—	—	326
Balance at December 31, 2001	4,779,530	48	14,867	31,595	(4,325)	(4,348)	(305)	(751)	36,781
Net Income	—	—	—	4,346	—	—	—	—	4,346
Net realized gain on foreign currency translation (net of deferred taxes of $24)	—	—	—	—	—	(36)	—	—	(36)
Net unrealized loss on interest rate swap contracts (net of deferred taxes of $859)	—	—	—	—	—	(1,327)	—	—	(1,327)
Total Comprehensive loss	—	—	—	—	—	—	—	—	2,983
Purchase of Treasury Stock	—	—	—	—	(538)	—	—	—	(538)
Restricted Stock Compensation	—	—	—	—	—	—	94	—	94
ESOP Compensation	—	—	153	—	—	—	105	—	258
Notes Receivable from Officers and Employees	—	—	—	—	—	—	—	51	51
Stock Bonus Awards	6,000	—	49	—	—	—	—	—	49
Exercise of Stock Options, net of tax benefit	32,175	—	163	—	—	—	—	—	163
Balance at December 31, 2002	4,817,705	$ 48	$15,232	$35,941	$(4,863)	$(5,711)	$ (106)	$(700)	$39,841

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows

HPSC, Inc. and Subsidiaries

(in thousands)	Year Ended December 31, 2002	2001	2000
Cash Flows from Operating Activities			
Net income (loss)	$ 4,346	$ 2,379	$ (739)
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation and amortization	8,051	7,210	6,033
Increase (decrease) in deferred income taxes	2,790	1,525	(742)
Restricted stock, stock option, and stock bonus award compensation	459	615	604
Gain on sale of lease contracts and notes receivable, net	(15,804)	(14,928)	(12,078)
Interest rate swap breakage cost	626	636	3,988
Structural costs and retained interest impairment upon transfer of assets from CP conduits to term securitization	—	—	3,118
Provision for losses on lease contracts and notes receivable	11,448	9,409	9,218
Increase (decrease) in accrued interest	22	(551)	270
Increase (decrease) in accounts payable and accrued liabilities	4,258	760	322
Increase (decrease) in accrued income taxes	(71)	13	(120)
Decrease in refundable income taxes	—	—	260
(Increase) decrease in other assets	(2,427)	(1,103)	(2,038)
Cash provided by operating activities	13,698	5,965	8,096
Cash Flows from Investing Activities			
Origination of lease contracts and notes receivable due in installments	(319,708)	(258,782)	(251,206)
Portfolio receipts, net of amounts included in income	74,537	79,115	89,402
Proceeds from sales of lease contracts and notes receivable due in installments	51,538	26,145	50,818
Net proceeds received from term securitization from reacquisition and resale of lease contracts and notes receivable due in installments	—	—	9,804
Net decrease in notes receivable	12,338	2,950	1,077
Net decrease in security deposits	(897)	(842)	(828)
Net increase (decrease) in other assets	411	266	346
Net (increase) decrease in loans to employees	62	(339)	(14)
Cash used in investing activities	(181,719)	(151,487)	(100,601)
Cash Flows from Financing Activities			
Proceeds from issuance of term securitization notes, net of debt issue costs	—	4,592	352,645
Repayments of term securitization notes	(47,066)	(49,279)	—
Proceeds from issuance of other senior notes	269,212	153,608	173,519
Repayments of other senior notes	(42,399)	(51,209)	(307,589)
Repayment of subordinated notes	(2,025)	—	—
Net proceeds (repayments) from revolving notes payable to banks	(8,563)	3,000	(21,000)
Interest rate swap breakage costs	(626)	(636)	(3,988)
Purchase of treasury stock	(538)	(495)	(219)
(Increase) decrease in restricted cash	(847)	86,299	(100,995)
Exercise of employee stock options	121	235	27
Repayment of employee stock ownership plan promissory note	105	105	105
Cash provided by financing activities	167,374	146,220	92,505
Net increase (decrease) in cash and cash equivalents	(647)	698	—
Cash and cash equivalents at beginning of year	698	—	—
Cash and cash equivalents at end of year	$ 51	$ 698	$ —
Supplemental disclosures of cash flow information:			
Interest paid	$ 21,398	$ 25,268	$ 25,371
Income taxes paid	34	140	228
Non-cash transaction:			
Asset sale transfers in satisfaction of senior notes	$120,117	$129,491	$ 93,297

The accompanying notes are an integral part of the consolidated financial statements.

NOTE A. Business and Summary of Significant Accounting Policies

Nature of Business

HPSC, Inc. ("HPSC") and its consolidated subsidiaries (the "Company") provide financing, in the form of leases and notes, for equipment and other practice related expenses to the medical and healthcare professions. The Company does not carry any inventory. The Company acquires the financed equipment from vendors at their customary selling price to other customers. All leases are classified as direct financing leases. The Company also finances the acquisition of healthcare practices by healthcare professionals and provides financing for leasehold improvements, office furniture and equipment, and certain other costs involved in opening or maintaining a healthcare provider's office. The Company periodically sells leases and notes in its securitization facilities and to various banks.

Through its wholly-owned subsidiary, American Commercial Finance Corporation ("ACFC"), the Company also provides asset-based financing to manufacturing and distribution companies with borrowing requirements of generally $4,000,000 or less. New originations at ACFC were discontinued in 2002, and HPSC is currently winding down its asset-based operations.

Basis of Consolidation

The accompanying consolidated financial statements include HPSC and the following wholly-owned subsidiaries: ACFC, an asset-based lender engaged in providing accounts receivable and inventory financing at variable rates, HPSC Bravo Funding, LLC ("Bravo"), HPSC Capital Funding Inc. ("Capital") (terminated in June 2001), and HPSC Equipment Receivables 2000-1 LLC II, each a special-purpose corporation formed in connection with securitization facilities. HPSC Equipment Receivables 2000-1 LLC I is a qualified non-consolidated special-purpose entity within the meaning of Statement of Financial Accounting Standards ("SFAS") No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of SFAS No. 125". All inter-company transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of these consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. A significant area requiring the use of management estimates is the allowance for losses on leases and notes. Actual results could differ from those estimates.

Revenue Recognition

The Company finances equipment only after a customer's credit has been approved and a lease or financing agreement for the transaction has been executed. The Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses. When a transaction is initially activated, the Company records the minimum payments and the estimated residual value of the equipment, if any, associated with the transaction. An amount equal to the sum of the payments due plus the residual value less the cost of the transaction is recorded as unearned income. The unearned income is recognized as revenue over the life of the transaction using the effective interest method. Recognition of revenue on these assets is suspended when a transaction enters the legal collection phase. Also included in earned income are fees from various portfolio service charges, gains and losses on prepayments, and miscellaneous income items, net of initial direct cost amortization. Notes receivable are reported at their outstanding principal balances. Interest income on notes receivable is recognized as it is accrued.

Sales of Leases and Notes Receivable

The Company periodically sells leases and notes in its securitization facilities. Gains on sales of leases and notes are recognized at the time of the sale. The gain is computed as the excess of the present value of the anticipated future cash flows plus the fair value of its retained subordinated interest, minus initial direct costs and expenses and the Company's current carrying value of the assets sold. The Company retains servicing responsibility for financing contracts sold. Servicing fees on sold assets, which the Company believes closely approximate its servicing costs, are deferred and recognized as revenue in proportion to the estimated periodic servicing costs.

Debt Issue Costs

Debt issue costs incurred in securing credit facility financing are capitalized and subsequently amortized over the term of the credit facility.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less when acquired to be cash equivalents.

Restricted Cash

As part of its servicing obligation under its securitization and bank agreements (Note C), the Company collects certain cash receipts on financing contracts pledged or sold. These collections are segregated in separate accounts for the benefit of the entity to which the related leases and notes were pledged or sold and are remitted to such entities on a monthly basis.

Estimated Residual Value of Equipment at End of Lease Term
Residual values, representing the estimated value of equipment at the end of the lease term, are recorded in the consolidated financial statements at the inception of each lease. These amounts are estimated by management, based upon its experience and judgment, and generally equal 10% of the original cost of the equipment.

Deferred Origination Costs
The Company capitalizes initial direct costs that relate to the origination of leases and notes in accordance with SFAS No. 91, "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases". These initial direct costs comprise certain specific activities related to processing requests for financing, such as the costs to underwrite the transaction, to prepare and execute the documentation, filing fees, and commission payments. Deferred origination costs are amortized using the effective interest method over the life of the receivable as an adjustment of yield.

Allowance for Losses
The Company records an allowance for estimated losses in its portfolio. The allowance is based on an evaluation of its portfolio quality, delinquency trends, general economic conditions, historical loss experiences, as well as a specific analysis of potential loss accounts. An account is either specifically reserved or written off when deemed uncollectible.

Inventory
The Company occasionally repossesses equipment from lessees or borrowers who have defaulted on their obligations to the Company. There was no such equipment held for resale at December 31, 2002 or 2001.

Property and Equipment
Property and equipment used by the business are recorded at cost and depreciated using the straight-line method over a period of three to five years. Leasehold improvements are amortized over the shorter of the estimated life of the asset or the lease term. Upon retirement or other disposition, the cost and related accumulated depreciation of the asset are removed from the accounts and the resulting gain or loss is reflected in income. Net property and equipment, which are included as a component of other assets, totaled $1,192,000 and $1,492,000 at December 31, 2002 and 2001, respectively.

Interest Rate Swap Contracts
Under the terms of its securitization agreements (Note C), the Company is required to enter into interest rate swap contracts to manage its exposure to fluctuations in interest rates. Interest rate swap contracts are used to convert substantial portions of the Company's debt from a variable-rate to a fixed-rate of interest. The periodic net interest payments from the swap contracts are recognized in the Company's consolidated statements of operations as a component of interest expense. The Company does not hold or issue derivative financial instruments for trading purposes and is not a party to leveraged instruments. The Company has established a control environment that includes procedures for risk assessment and approval, reporting and monitoring of derivative financial instruments.

On January 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" as amended by SFAS No. 138. SFAS No. 133, as amended, requires all derivative instruments to be recorded on the Consolidated Balance Sheet as either assets or liabilities and measured at fair value. Prior to January 1, 2001, the Company accounted for interest rate swap contracts using settlement accounting.

The Company has designated its interest rate swap contracts to hedge its exposure to the variability in expected future cash flows attributable to its variable rate debt. Accordingly, the Company assesses the effectiveness of the hedge for each reporting period. The fair value of each interest rate swap contract is recorded at fair value on the Consolidated Balance Sheet. Unrealized gains or losses, representing the effective portion of the hedge, are excluded from earnings and reflected in stockholders' equity as a separate component of accumulated other comprehensive income (loss), net of taxes. The ineffective portion of the hedge is determined by comparing the changes in the fair value of the swap contract to changes in the fair value of a hypothetical swap having terms equal to the hedged debt. Any ineffective portion of the hedge is recognized in earnings. During the years ended December 31, 2002 and 2001, the swap contracts were effective in offsetting changes in the cash flows of the Company's variable rate debt obligations. Amounts recorded in accumulated other comprehensive income (loss) will be reclassed out either as the hedged debt amortizes or as interest rates fluctuate.

Accounting for Stock-Based Compensation
The Company accounts for stock-based compensation in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" (Note I). The Company applies the intrinsic value method under APB No. 25 to measure compensation expense related to grants of stock options, and has disclosed the pro forma information required by SFAS No. 123, "Accounting for Stock-Based Compensation". No stock-based compensation costs related to stock options are reflected in net income. If the Company had used the fair-value method to measure compensation under the accounting provisions of

SFAS No. 123, reported net income (loss) and basic and diluted net income (loss) per share would have been as follows:

(in thousands, except per share amounts)	2002	2001	2000
Net income (loss), as reported	$ 4,346	$ 2,379	$ (739)
Less: Total stock-based compensation expense determined under fair Value method for all stock options granted, net of tax	(1,000)	(961)	(777)
Pro forma net income (loss)	$ 3,346	$ 1,418	$ (1,516)
Basic net income (loss) per share, as reported	$ 1.07	$ 0.60	$ (0.19)
Basic net income (loss) per share, pro forma	$ 0.82	$ 0.36	$ (0.39)
Diluted net income (loss) per share, as reported	$ 1.00	$ 0.55	$ (0.19)
Diluted net income (loss) per share, pro forma	$ 0.77	$ 0.33	$ (0.39)

For purposes of determining the above disclosure, the fair value of options on their grant date was measured using the Black-Scholes option pricing model. Key assumptions used to apply this pricing model were as follows:

	2002	2001	2000
Weighted-average risk-free interest rate	4.7%	4.2%	6.0%
Expected life of option grants	10 years	10 years	10 years
Expected volatility of stock	21.9%	24.1%	65.3%

The pro forma presentation only includes the effects of grants made subsequent to January 1, 1995. The pro forma amounts may not be indicative of the future benefit, if any, to be received by the option holder.

Deferred Compensation

Deferred compensation, which includes notes receivable from the Company's Employee Stock Ownership Plan ("ESOP") and deferred compensation related to restricted stock awards, was as follows at December 31:

(in thousands)	2002	2001	2000
ESOP	$ 106	$ 211	$ 316
Restricted stock	—	94	319
Total	$ 106	$ 305	$ 635

Income Taxes

Current tax liabilities or assets are recognized, through charges or credits to the current tax provision, for the estimated taxes payable or refundable for the current year. Net deferred taxes are recognized, through charges or credits to the deferred tax provision, for the estimated future tax effects, based on enacted tax rates, attributable to temporary differences. Deferred tax liabilities are recognized for temporary differences that will result in amounts taxable in the future, and deferred tax assets are recognized for temporary differences and tax benefit carryforwards that will result in amounts deductible or creditable in the future. The effect of enacted changes in tax law, including changes in tax rates, on these deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. A deferred tax valuation reserve is established if it is more likely than not that all or a portion of the Company's deferred tax assets will not be realized. Changes in the deferred tax valuation reserve are recognized through charges or credits to the deferred tax provision.

Recently Issued Accounting Pronouncements

The Company adopted the provisions of Statement of Position ("SOP") 01-6, "Accounting by Certain Entities (Including Entities With Trade Receivables) That Lend to or Finance the Activities of Others" on January 1, 2002. The Company determined that the adoption of this SOP did not have a material impact on its consolidated financial statements.

In April 2002, SFAS No. 145, "Rescission of Financial Accounting Standards Board ("FASB") Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" was issued. This statement rescinds and modifies earlier pronouncements, makes various technical corrections, clarifies meanings, and further describes their applicability under changed conditions. The provisions of this statement will be effective for all fiscal years beginning after May 15, 2002. The accounting requirements provided by SFAS No. 145 will not have a material effect on the Company's consolidated financial statements.

The FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" in July 2002. The standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Previous accounting guidance was provided by EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 replaces EITF Issue No. 94-3. The provisions of SFAS No. 146 are to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The new accounting requirements of SFAS No. 146 will not have a material impact on the Company's consolidated financial results.

In October 2002, SFAS No. 147 "Acquisitions of Certain Financial Institutions" was issued. This statement addresses the financial accounting and reporting for the acquisition of all or part of a financial institution, except for transactions between mutual enterprises. The new accounting requirements of this statement were effective beginning October 1, 2002. The adoption of this statement did not have a material effect on the Company's consolidated financial statements.

The FASB issued Interpretation No. 45 "Guarantor's accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" in November 2002. This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The Company's asset-based lending subsidiary, ACFC, will issue, from time to time, trade guarantees for its customers' purchases of supplies from vendors. As of December 31, 2002, ACFC had no such guarantees outstanding.

SFAS No. 148 "Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment to SFAS No. 123" was issued in December 2002. The statement provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reporting. The Company has adopted the disclosure provisions of this standard as of December 31, 2002.

In January 2003, FASB issued Interpretation No. 46 "Consolidation of Variable Interest Entities". This interpretation of Accounting Research Bulletin No. 51 "Consolidated Financial Statements", addresses consolidation by business enterprises of variable interest entities ("VIE"), also commonly referred to as special purpose entities ("SPE"). The interpretation requires consolidation of a VIE with an entity based on certain economic factors such as the extent of obligations of an entity to absorb the expected losses or the rights of an entity to receive expected residual returns from a VIE. Previous accounting interpretations required consolidation of a VIE based on control of the VIE through voting interests. In the normal course of financing its business activities, the Company utilizes both on balance sheet consolidated SPEs as well as off balance sheet SPE's which qualify for non-consolidation pursuant to SFAS No. 140. The Company does not believe the provisions of Interpretation No. 46 will have an impact on the Company as a result of a specific exemption within the Interpretation for transferors of financial assets to a qualified SPE, as such term is defined in SFAS No. 140.

Reclassifications
Certain amounts in the 2001 and 2000 consolidated financial statements have been reclassified to conform to the current year presentation.

NOTE B. Leases and Notes Receivable

The Company's financing contract portfolio consists of two general categories of assets.

The first category consists of leases and notes due in installments to HPSC, which comprise approximately 96% and 91% of the Company's consolidated net investment in leases and notes at December 31, 2002 and 2001, respectively. The majority of these leases and notes are from licensed medical professionals, principally dentists, who practice in individual or small group practices. Approximately 70% of these leases and notes pertain to equipment financing while approximately 30% relate to practice financing, leasehold improvements, office furniture, working capital and supplies. The Company operates principally in the portion of the healthcare finance market where the size of the transaction is $250,000 or less, generally referred to as the "small-ticket" market. The average size of an obligor's original obligation under a financing contract originated by the Company during 2002 was approximately $40,000. The leases and notes are non-cancelable contracts providing for a full payout at a fixed rate, with terms ranging from 12 to 84 months. The Company's leases provide for a purchase option at an amount approximating the fair value of the equipment at maturity, generally equal to 10% of the original equipment cost.

The second category consists of notes receivable due to ACFC and progress payment notes receivable due to HPSC, which together comprise approximately 4% and 9% of the Company's net investment in leases and notes at December 31, 2002 and 2001, respectively. The notes to ACFC ($12,826,000 at December 31, 2002) consist of secured, asset-based, revolving lines of credit of $4 million or less to small and medium-sized manufacturers and distributors, at variable interest rates. Advances on a revolving loan generally do not exceed 80% of a borrower's eligible accounts receivable or 50% of the value of a borrower's active inventory. ACFC loans, which typically have terms of two to three years, are "fully followed", which means ACFC receives daily settlement statements of its borrower's accounts receivable and receives daily collections into ACFC controlled collection accounts. On December 31, 2002, ACFC sold five revolving loans to a third party. At the time of the sale, the loans had a net book value of $7,426,000. The Company recorded a pre-tax loss of $743,000, which is included in "Gain on sales of leases and notes, net" on the Consolidated Statement of Operations. The progress payment notes receivable due to HPSC ($6,525,000 at December 31, 2002) relate to progress payments made for construction or leasehold improvements in advance of the borrower's executing a lease or finance agreement with the Company. These demand notes are secured by a blanket lien on all the assets of the licensed healthcare professional's practice.

The Company's receivables are subject to credit risk. To reduce this risk, the Company has adopted underwriting policies for approving leases and notes. Additionally, the Company may be subject to limited recourse from leases and notes sold under certain securitization agreements (Notes C and D). Such risk of loss to the Company is generally limited to the extent of the Company's retained interest and residual values in the financing contracts sold.

A summary of activity in the Company's consolidated allowance for losses for each of the years in the three-year period ended December 31, 2002 is as follows:

(in thousands)	2002	2001	2000
Balance, beginning of year	$(15,359)	$(14,170)	$ (9,150)
Provision for losses	(11,448)	(9,409)	(9,218)
Charge-offs	10,255	8,253	4,287
Recoveries	(348)	(33)	(89)
Balance, end of year	$(16,900)	$(15,359)	$(14,170)

The total gross contractual balances of delinquent leases and notes, both owned and managed by the Company, which were over 90 days past due, amounted to $27,973,000 at December 31, 2002 compared to $24,945,000 at December 31, 2001. An account is considered delinquent when not paid within 30 days of the billing due date.

The Company's agreements with its customers, except for its notes receivable, are non-cancelable and provide for a full payout at a fixed financing rate over terms of one to seven years. Scheduled future receipts on leases and notes, plus anticipated cash flows on the retained interest in leases and notes sold, were as follows at December 31, 2002:

(in thousands)	Leases and Notes Due in Installments	Retained Interest in Leases and Notes Sold
2003	$ 135,451	$ 14,560
2004	109,575	11,654
2005	91,571	8,763
2006	69,713	5,963
2007	48,536	3,516
2008 and thereafter	39,313	1,843
Total	$ 494,159	$ 46,299

NOTE C. Debt and Securitization Facilities

Revolving Credit Borrowings

The Company utilizes its revolving credit borrowings primarily to temporarily warehouse new financing contracts until permanent fixed-rate financing is available as well as to finance a portion of the loan portfolio of its ACFC subsidiary. In May 2001 the Company renewed and amended its revolving credit facility with Fleet National Bank (the "Fleet Revolver"), providing the Company with available borrowings up to $83,500,000 through May 2002. In May 2002, the Fleet Revolver was again renewed, providing availability up to $75,000,000 through August 2002. Under the terms of the Fleet Revolver, interest on the Company's base borrowings was computed at variable interest rates of prime plus .75% to 1.25% and interest on excess borrowings was computed at LIBOR plus 2.25% to 2.75%. The level of spread to be paid above the base rate and LIBOR rates was dependent upon the Company's balance sheet leverage as well as compliance with certain performance covenants. At December 31, 2001, the Company had $52,000,000 outstanding under the Fleet Revolver, at a weighted-average interest rate of 4.6%.

In August 2002, Fleet National Bank assigned the Fleet Revolver to Foothill Capital Corporation, as Agent. The Company contemporaneously executed an agreement with Foothill Capital Corporation and a group of lenders (the "Foothill Revolver"). The Foothill Revolver provides for a line of credit to HPSC (the "HPSC Foothill Revolver") and a separate line of credit to ACFC (the "ACFC Foothill Revolver"). Substantially all of the assets of the Company, which does not include assets pledged or sold under securitizations, have been pledged to HPSC's lenders as security under its credit arrangement. Under the terms of the HPSC Foothill Revolver, the Company may borrow up to $50,000,000 at variable interest rates of prime plus .50% to 1.00% and at LIBOR plus 2.50% to 3.00%, depending upon the Company's balance sheet leverage. This line was temporarily increased in November 2002 to $60,000,000, through January 24, 2003 (see subsequent events Note O). The HPSC Foothill Revolver expires in August 2005. Under the ACFC Foothill Revolver, ACFC may borrow up to $20,000,000 at a variable interest rate of prime plus 1.00% for the first 180 days and prime plus 2.00% thereafter. The ACFC Foothill Revolver expires on February 5, 2003 (see subsequent events Note O). Both the HPSC and the ACFC Revolvers are subject to certain financial covenant requirements including, among others, tangible net worth, leverage, profitability levels, and interest coverage. Initial proceeds from the Foothill Revolver were used to repay remaining amounts due to Fleet National Bank under the Fleet Revolver. At December 31, 2002, the Company had $42,606,000 outstanding under the HPSC Foothill Revolver and $831,000 outstanding under the ACFC Foothill Revolver. The weighted-average interest rate of the Foothill Revolver was 5.25% at December 31, 2002.

Senior Subordinated Notes
In March 1997, the Company issued $20,000,000 of unsecured senior subordinated notes (the "Notes") due in 2007. The Notes bear interest at a fixed rate of 11%, payable semi-annually on April 1 and October 1 of each year. The Notes are redeemable through the operation of a sinking fund at established redemption prices, plus accrued interest to the date of redemption. Beginning July 1, 2002, the Company began redeeming, through scheduled, quarterly sinking fund payments, a portion of the aggregate principal amount of the Notes at a redemption price of $1,000,000 plus accrued interest to the redemption date. Such payments are required on January 1, April 1, July 1, and October 1 of each year until maturity. At December 31, 2002 and 2001, the Company had outstanding senior subordinated notes of $17,960,000 and $19,985,000, respectively. The senior subordinated notes are full recourse to the Company.

Senior Notes – Various Banks
The Company periodically enters into secured, fixed-term loan agreements with various banks for purposes of financing its operations. The loans are secured by certain of the Company's financing contracts and are full recourse to the Company. At December 31, 2002 and 2001, the Company had on its consolidated balance sheet outstanding borrowings of $7,211,000 and $11,559,000, respectively, under such loan agreements, at annual interest rates ranging from 6.5% to 8.0%.

Securitization Facilities – General
The Company utilizes two primary securitization facilities to provide a substantial portion of its financing requirements: the Bravo facility (the "Bravo Facility") and the Equipment Receivables 2000-1 facility ("ER 2000-1 Facility"). In connection with its securitization financing activities, the Company has formed the following bankruptcy-remote, special-purpose entities: HPSC Bravo Funding LLC ("Bravo"), HPSC Equipment Receivables 2000-1 LLC I ("ER 2000-1 LLC I"), and HPSC Equipment Receivables 2000-1 LLC II ("ER 2000-1 LLC II"). Securitization is a process in which pools of financing contracts are sold to a special-purpose entity which issues notes to investors to pay for the contracts. The notes are secured by a pledge of the assets in the financing contract pools. Principal and interest on the notes are paid from the cash flows generated from the financing contracts. In both securitizations, the Company has retained the responsibility for servicing the financing contract portfolio. Under certain circumstances, the Company, as the servicer, may also be obligated to advance amounts due on a financing contract if an obligor fails to remit a payment when due. The Company is reimbursed for such advances from available funds upon subsequent collection from the obligor.

For accounting purposes, the Company treats these securitizations as either financings (on-balance sheet transactions) or sales (off-balance sheet transactions) pursuant to the accounting provisions of SFAS No. 140. In an on-balance sheet securitization, the securitized financing contracts are recorded as assets with the proceeds recorded as senior notes on the Company's consolidated balance sheet. In an off-balance sheet securitization, the securitized financing contracts are treated as sold and removed from the consolidated balance sheet and a gain or loss is recognized at the time of the sale. For these off-balance sheet transactions, the previous carrying amount of the transferred financing contracts is allocated between the financing contracts sold and a retained interest based on the relative fair values of the financing contracts on the date of transfer. The Company estimates fair value based on the present value of expected future cash flows, using management's best estimates of anticipated credit losses and discount rates. Management believes that such key estimates are consistent with those that would be used by other market participants in determining fair value for the same retained interest. In both on-and-off-balance sheet securitizations, the Company continues to service the portfolio and receives a servicing fee for doing so. The Company believes that its servicing fee approximates its estimated servicing costs but has limited market basis to assess the fair value of its servicing asset. Accordingly, the Company has valued its servicing asset and deferred liability at zero. The securitization disclosures required by SFAS No. 140 are included in Note D.

Securitizations – Bravo Facility
The Bravo Facility, as amended, provides the Company with available borrowings of up to $450,000,000. Under the terms of the Bravo Facility, the Company contributes certain financing contracts to Bravo which, in turn, either pledges or sells those contracts to a commercial paper conduit entity. Credit enhancement is provided to the note holders through guarantees provided by MBIA, Inc. as to the payment of principal and interest on the notes. In the case of financing contracts pledged by Bravo, the financing contracts and the associated debt of Bravo to the conduit entity are included on the Company's consolidated balance sheet. At December 31, 2002 and 2001, this outstanding debt totaled $220,934,000 and $126,468,000, respectively, with weighted-average swapped interest rates of 3.79% and 5.45%, respectively. In the case of financing contracts sold by Bravo, the financing contracts and associated debt are removed from the Company's consolidated balance sheet. Risk of loss to the Company is limited to the extent of the Company's retained interest and residual values in the financing contracts sold. At December 31, 2002 and 2001, the total outstanding balance of these sold, off-balance sheet financing contracts was $213,624,000 and $74,388,000, respectively. The Bravo Facility expires in June 2003. The Company expects that it will be able to renew the Bravo Facility. However, in the event the facility is not renewed, the Facility may then be limited to the then existing outstandings and may not be available to the Company to provide additional liquidity.

In August 2002, the covenant requirements in the Bravo Facility were amended to substantially match the covenant requirements of the HPSC Foothill Revolver.

The Company entered into a financing arrangement, as part of the Bravo Facility, with ING Capital LLC ("ING") in August 2002, pursuant to which ING agreed to provide the Company with additional liquidity of up to 3.75% of financing contracts held in the MBIA portion of the Bravo Facility, up to a maximum amount of $20,000,000 (the "ING portion of the Bravo Facility"). Interest on borrowings under the ING portion of the Bravo Facility is based on one-month LIBOR plus 3%. Amounts due ING are subordinate to amounts due on the Bravo notes. The ING portion of the Bravo Facility contains delinquency and default covenants that are more restrictive than those contained in the MBIA portion of the Bravo Facility. Proceeds from financings with ING were used to retire amounts outstanding under the Company's Fleet and Foothill Revolver agreements. At December 31, 2002, the ING portion of the Bravo Facility consisted of outstanding on-balance sheet debt of $16,577,000.

Securitizations-Equipment Receivables 2000-1

In December 2000, the Company completed a $527,106,000 private placement term securitization. HPSC, along with its subsidiaries ACFC, Bravo, and HPSC Capital Funding, Inc (a special-purpose entity terminated in June 2001), transferred certain leases, notes and revolving loans to two newly formed, special-purpose entities, ER 2000-1 LLC I and ER 2000-1 LLC II. These entities issued notes to finance the purchase of, and loan against, collateral consisting of leases and notes transferred from HPSC, ACFC, Bravo and Capital. ER 2000-1 LLC I was formed to meet the criteria of a qualifying unconsolidated special-purpose entity within the meaning of SFAS Nos. 125 and 140, while ER 2000-1 LLC II was formed to be a consolidated special-purpose entity.

In the case of financing contracts sold to ER 2000-1 LLC I, the financing contracts and associated debt are removed from the Company's Consolidated Balance Sheet. Risk of loss to the Company is limited to the extent of the Company's retained interest and residual values in the financing contracts sold. At December 31, 2002 and 2001, the total outstanding balance of these sold, off-balance sheet financing contracts was $128,964,000 and $212,602,000, respectively. Financing contracts transferred to ER 2000-1 LLC II were pledged as collateral for the notes, with the financing contracts and associated debt included in the Company's Consolidated Balance Sheet. At December 31, 2002 and 2001, this outstanding debt totaled $100,145,000 and $146,779,000, respectively, with a weighted-average interest rate of 6.67% for both years.

HPSC provided additional credit enhancement to the ER 2000-1 note holders through the creation of a cash reserve account and a residual payment account. Pursuant to the terms of the ER 2000-1 securitization agreements, certain excess cash flows generated by the financing contract portfolio are deposited to the cash reserve account or residual payment account, up to agreed upon limits. These interest-bearing restricted cash accounts are available to fund monthly interest and principal payments on the ER 2000-1 notes in the event of shortfalls in monthly collections on the financing contracts. At December 31, 2002 and 2001, the balance in the restricted cash reserve account was $7,054,000 and $10,191,000, respectively, and the balance in the restricted cash residual payment account was $295,000 and $1,433,000, respectively. The Company may also provide additional credit enhancement through the substitution of new leases and notes for leases and notes previously contributed into ER 2000-1 LLC II, up to certain defined limits.

ER 2000-1 LLC I and ER 2000-1 LLC II originally issued seven classes of equipment contract backed notes and one class of equipment contract backed variable funding notes ("VFN"). To provide credit enhancement, the classes of notes are structured to be payable in senior/subordinated order of priority. Details of the notes, ranked in senior/subordinated priority, are as follows at December 31, 2002:

($ in thousands)

Class	Original Principal Balance (Note 1)	Remaining Principal Balance (Note 1)	Coupon Rate, per annum	Interest Accrual Method	Rating (Unaudited)
Class A	$ 414,466	$ 191,479	1 Month USD LIBOR +0.30%	Actual/360	Aaa/AAA
Class B-1	29,959	13,841	1 Month USD LIBOR + 0.50%	Actual/360	Aa3/AA
Class B-2	13,267	6,129	7.23%	30/360	Aa3/AA
Class C	19,070	8,810	7.70%	30/360	A3/A
Class D	5,085	2,349	8.11%	30/360	Baa3/BBB
Class E	8,899	4,112	10.00%	30/360	Ba2/BB
Class F	6,360	2,938	12.91%	30/360	B1
Class VFN (Note 2)	30,000	—	1 Month USD LIBOR + 1.00%	Actual/360	—
Total	$ 527,106	$ 229,658			

Note 1: Principal balances include outstanding obligations which reflect both off-balance sheet sales of financing contracts (ER 2000-1 LLC I) as well as on-balance sheet debt obligations (ER 2000-1 LLC II).

Note 2: The Class VFN notes were never issued, however, and remain available to the Company.

A summary of the Company's total debt obligations and the total on-and-off-balance sheet financing contracts outstanding in the Company's various securitization facilities at December 31, 2002 is as follows:

(in thousands)	On-Balance Sheet Debt Obligations	Off-Balance Sheet Sold Financing Contracts	Total
HPSC Foothill Revolver	$ 42,606	$ —	$ 42,606
ACFC Foothill Revolver	831	—	831
Unsecured Senior Subordinated Notes	17,960	—	17,960
Various banks	7,211	—	7,211
Bravo (MBIA)	220,934	213,624	434,558
Bravo (ING)	16,577	—	16,577
ER 2000-1 LLC I and LLC II	100,694	128,964	229,658
Subtotal	406,813	342,588	749,401
Less: Original issue discount on ER 2000-1 notes	(549)	—	(549)
Total	$406,264	$342,588	$748,852

Scheduled future annual maturities of the Company's on-balance sheet debt obligations, as detailed above, is as follows at December 31, 2002:

(in thousands)	HPSC and ACFC Revolver	Senior Subordinated	Various Banks	Bravo (MBIA)	Bravo (ING)	ER 2000-1 (at face value)	Total
2003	$ 831	$ 4,000	$ 2,198	$ 50,745	$ 5,820	$ 37,315	$ 100,909
2004	—	4,000	2,268	44,118	2,983	26,062	79,431
2005	42,606	4,000	1,806	40,552	2,689	18,730	110,383
2006	—	4,000	928	33,765	2,206	12,809	53,708
2007	—	1,960	11	26,651	1,598	5,553	35,773
2008 and thereafter	—	—	—	25,103	1,281	225	26,609
Total	$ 43,437	$17,960	$ 7,211	$220,934	$16,577	$ 100,694	$ 406,813

NOTE D. Additional Securtization Disclosures

As described in Note C, the Company routinely sells leases and notes pursuant to sales and securitization agreements. Under each of its securitization agreements, the Company continues to service the financing contracts sold, subject to complying with certain covenants. The Company believes that its servicing fee approximates its estimated servicing costs, but it has limited market basis to assess the fair value of its servicing asset. Accordingly, the Company has valued its servicing asset and deferred liability at zero. The Company recognizes servicing fee revenue as earned over the servicing period in proportion to its servicing costs. For fiscal years ended December 31, 2002, 2001, and 2000, the Company recognized servicing fee revenues of $942,000, $1,349,000, and $405,000, respectively.

The following is a summary of certain cash flow activity received from and (paid to) securitization facilities for each of the years for the two-year period ended December 31, 2002:

(in thousands)	2002	2001
Cash proceeds from new securitizations	$ 51,538	$ 26,145
Cash collections from obligors, remitted to transferees	(124,371)	(91,004)
Servicing fees cash received	1,511	1,460
Transferor retained interest cash flows	7,310	7,075
Net servicing advances	(1,273)	(1,863)

The following is a summary of the performance of the Company's total owned and managed financing contracts:

	Total Net Investment		Net Investment over 90 Days Past Due		Net Credit Losses	
	At December 31,				For Year Ended December 31,	
(in thousands)	2002	2001	2002	2001	2002	2001
Licensed professional financing	$742,839	$620,795	$ 22,732	$ 20,055	$ 8,720	$ 7,655
Commercial and industrial financing	12,826	27,611	—	—	1,187	565
Total owned and managed	755,665	648,406	$ 22,732	$ 20,055	$ 9,907	$ 8,220
Less: Securitized licensed professional financing assets	297,631	251,410				
Total owned	$458,034	$396,996				

The Company's primary exposure in determining the fair value of its retained interest in securitized financing contracts is credit risk associated with the obligors on these contracts. The Company's retained interest in its financing contracts is subordinate to the interests of its credit providers. In recording the net gain upon the sale of financing contracts and the fair value of its retained interest, the Company assumes a loss rate of approximately 0.50% per annum on a static pool basis, and discounts its retained interest at implicit rates ranging from 10.6% to 14.8%. Prepayment risk on securitized financing contracts is limited due to the Company's prepayment policies with its obligors. To eliminate interest rate risk, the Company enters into interest rate swap contracts as a hedge against its variable rate obligations. The fair value of the retained interest in the financing contracts sold is reviewed for impairment on a quarterly basis. Risk of loss to the Company under its Bravo and ER 2000-1 sales agreements is limited to the extent of the Company's retained interest and residual values in the financing contracts sold to those facilities.

The following is a summary at December 31, 2002 of key assumptions and the sensitivity of the fair value of retained interest cash flows to immediate 10 percent and 20 percent adverse changes in those assumptions:

($ in thousands)	Current	10%	20%
Retained interest	$46,299		
Expected credit losses (annual rate)	0.5%	$ (91)	$ (183)
Residual cash flows discount rate (annual)	11.9%	$(605)	$(1,189)

These sensitivities are presented as hypothetical assumptions and do not reflect actual experience. Changes in the fair value based on a 10 percent variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in the fair value may not be linear. Also, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption; in reality, the change in one assumption may result in changes in another, which may magnify or counteract the sensitivities.

NOTE E. Derivative Instruments

At December 31, 2002, the Company had fourteen interest rate swap contracts outstanding hedging variable-rate exposures to on-balance sheet debt obligations and seventeen interest rate swap contracts assigned to non-consolidated entities for the purpose of hedging variable-rate exposures for sold financing contracts. The net fair value of the swap contracts hedging on-balance sheet debt obligations, which is recorded on the Company's balance sheet at December 31, 2002, was a liability of $9,406,000. In addition, the Company has assigned portions of interest rate swap contracts to third parties in connection with sales of leases and notes receivable. The net fair value of the swap contracts hedging off-balance sheet amounts, which is not recorded on the Company's balance sheet, was a net liability of $16,954,000 at December 31, 2002.

An officer of the Company is a member of an advisory committee of an affiliate of a counterparty to certain interest rate swap contracts.

The Company's activity in accumulated other comprehensive loss related to derivatives classified as cash flow hedges for the years ended December 31, 2002 and 2001 is as follows:

(in thousands, net of deferred taxes)	2002	2001
Beginning balance, January 1	$(4,384)	$ —
Cumulative effect adjustment upon the adoption of SFAS No. 133	—	(1,062)
Change in fair value of derivatives during the period	(5,137)	(5,650)
Interest rate swap contracts assigned to qualified special purpose entities upon securitization, net of taxes	3,430	1,942
Realized swap breakage costs included in net income, net of taxes	380	386
Accumulated derivative loss included in accumulated other comprehensive loss, at December 31	$(5,711)	$(4,384)

During the years ended December 31, 2002 and 2001, the Company's interest rate swaps were effective at offsetting changes to the hedged portion of the cash flows of the Company's variable-rate debt obligations. The realized swap breakage costs included in net income in the above table relate to the after-tax effect of swap breakage during the respective periods. The total pretax cost to terminate the swap contracts were $626,000 and $636,000 for the years ended December 31, 2002 and 2001, respectively, and are reflected as a component of selling, general and administrative expenses in the Company's Statement of Operations.

NOTE F. Commitments and Contingencies

The Company leases various office locations under non-cancelable lease arrangements that have initial terms of one to six years and may provide renewal options from one to five years. Rent expense under all operating leases was $916,000, $875,000, and $828,000 for 2002, 2001, and 2000, respectively.

Future minimum lease payments under non-cancelable operating leases as of December 31, 2002 are as follows:

(in thousands)	
2003	$ 777
2004	339
2005	34
Thereafter	—
Total	$ 1,150

Although the Company is from time to time subject to actions or claims for damages in the ordinary course of its business and engages in collection proceedings with respect to delinquent accounts, the Company is aware of no such actions, claims, or proceedings currently pending or threatened that are expected to have a material adverse effect on the Company's business, operating results or financial condition.

NOTE G. Income Taxes

Deferred income taxes reflect the impact of "temporary differences" between the amount of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations.

Income tax expense (benefit) is as follows:

	Year Ended December 31,		
(in thousands)	2002	2001	2000
Federal:			
Current	$ 34	$ 73	$ 7
Deferred	2,297	1,237	(318)
State:			
Current	8	74	826
Deferred	552	228	(906)
Provision (benefit) for income taxes	$ 2,891	$1,612	$ (391)

A reconciliation of the U.S. federal statutory income tax rate and the effective tax rate as a percentage of pre-tax income for each year is as follows:

	Year Ended December 31,		
	2002	2001	2000
Statutory rate	34.0%	34.0%	34.0%
State taxes net of U.S. federal income tax benefit	5.1	5.0	4.6
Non-deductible expenses	0.8	1.4	(4.1)
	39.9 %	40.4%	34.5%

The items comprising a significant portion of net deferred tax (assets) liabilities are as follows at December 31:

(in thousands)	2002	2001
Gross deferred tax liabilities:		
Accounting for lease contracts and notes (Note 1)	$ 29,826	$ 26,932
Gross deferred tax assets:		
Net operating loss carryforwards and tax credit carryforwards	(14,360)	(14,349)
Accrued expenses and other	(2,254)	(2,258)
Tax effect of accumulated comprehensive loss (Note 2)	(3,695)	(2,813)
Miscellaneous	(231)	(194)
Gross deferred tax assets	(20,540)	(19,614)
Net deferred income tax liability	$ 9,286	$ 7,318

Note 1: The deferred tax liability from the accounting for leases and notes relates to temporary differences between book and tax treatment of sold securitized direct financing leases and notes.

Note 2: The tax effect of accumulated comprehensive loss arises primarily from the recording of the Company's interest rate swap contracts on the balance sheet at fair value (net of tax), pursuant to SFAS No. 133.

At December 31, 2002, the Company had federal and state net operating loss carryforwards of approximately $35,100,000 and $52,800,000, respectively. The federal net operating loss carryforwards expire in the years 2018 through 2022, while the state net operating loss carryforwards expire in the years 2003 through 2022. At December 31, 2002, the Company anticipates utilizing all its net operating loss carryforwards.

NOTE H. Stockholders' Equity and Earnings Per Share

Common Stock
The Company has 15,000,000 shares authorized and 4,817,705 shares outstanding at December 31, 2002. Of the outstanding shares, 300,000 shares have been issued to the Company's ESOP (Note J) and 685,951 shares are held in treasury.

Preferred Stock
The Company has 5,000,000 shares of $1.00 par value preferred stock authorized with no shares outstanding at December 31, 2002 or 2001. (Note K, Preferred Stock Purchase Rights Plan.)

Treasury Stock
In December 2000, the Board of Directors approved an increase to the stock repurchase program whereby the Company may repurchase up to an additional 250,000 shares of the Company's common stock subject to maximum dollar limitations as set forth under the Company's Foothill Revolver and Senior Subordinated Note financing. Based on current market values at December 31, 2002 and the limitations as set forth in its most restrictive debt agreement, the Company may repurchase up to an additional 129,000 shares of its common stock per year. No time limit has been established for the repurchase program. The Company expects to use the repurchased stock to meet current and future requirements of its employee stock plans. During 2002, the Company repurchased 70,186 shares of its common stock for approximately $538,000.

Earnings per Share
The Company's basic net income per share calculation is based on the weighted-average number of common shares outstanding, which does not include unallocated shares under the Company's ESOP (Note J), restricted shares issued under the Stock Plans (Note I), treasury stock, or any shares issuable upon the exercise of outstanding stock options. Diluted net income per share includes the weighted-average number of common shares subject to stock options and contingently issuable restricted stock as calculated under the treasury stock method, but not treasury stock or unallocated shares under the Company's ESOP. The stock options and contingently issuable restricted shares were excluded from the computation of diluted earnings per share ("EPS") for 2000 because their inclusion would have had an antidilutive effect on EPS.

The following is a reconciliation of the numerators and denominators of the basic and diluted net income per share:

	Year Ended December 31,		
(in thousands, except per share and share amounts)	2002	2001	2000
Basic net income (loss) per share:			
Net income (loss)	$ 4,346	$ 2,379	$ (739)
Weighted-average common shares outstanding	4,064,404	3,965,378	3,879,496
Basic net income (loss) per share	$ 1.07	$ 0.60	$ (0.19)
Diluted net income (loss) per share:			
Net income (loss)	$ 4,346	$ 2,379	$ (739)
Weighted-average common shares outstanding	4,064,404	3,965,378	3,879,496
Stock options and restricted shares	275,442	354,295	—
Total diluted shares	4,339,846	4,319,673	3,879,496
Diluted net income (loss) per share	$ 1.00	$ 0.55	$ (0.19)

NOTE I. Stock Option and Stock Incentive Plans

Stock Option Plans

The following is a historical summary of the Company's various stock option plans for which stock options remain outstanding at December 31, 2002:

Stock Option Plan Name	Plan Inception Date	Plan Termination Date (if applicable)
Stock Option Plan (the "1986 Plan")	March 1986	May 1995, upon approval of the 1995 Plan
1994 Stock Plan (the "1994 Plan")	March 1994	May 1995, upon approval of the 1995 Plan
1995 Stock Incentive Plan (the "1995 Plan")	May 1995	February 1998, upon approval of the 1998 Plan
1998 Stock Incentive Plan (the "1998 Plan")	February 1998	April 2000, upon approval of the 2000 Plan
2000 Stock Incentive Plan (the "2000 Plan")	April 2000	May 2002, upon approval of the 2002 Plan
2002 Stock Incentive Plan (the "2002 Plan")	May 2002	

1986 Plan and 1994 Plan

Options granted under the 1986 Plan and the 1994 Plan are non-qualified stock options granted at an exercise price equal to the market price of the common stock on the date of grant.

1995 Plan

Upon approval of the 1995 Plan in May 1995, 550,000 shares were initially reserved for the issuance of stock options or awards of restricted stock. Options outstanding under the 1995 Plan are either incentive stock options or non-qualified stock options granted at an exercise price equal to the market price of the Company's common stock on the date of the grant. Restricted shares of common stock were awarded under the 1995 Plan and remained unvested until certain performance and service conditions were both met.

A summary of restricted stock awards issued pursuant to the 1995 Plan is as follows:

Date of restricted stock awards	May 1995	May 1995	May 1997
No. of restricted shares awarded (Note 1)	332,000	5,000	126,000
Partial Performance Condition, per share	$5.90	$6.04	$8.05
Full Performance Condition, per share	$7.37	$7.58	$10.10
Date Partial Performance Condition achieved	Jun 1996	Jun 1996	May 1998
Date Full Performance Condition achieved	Apr 1998	Apr 1998	Aug 1999
Date service condition achieved	May 2000	May 2000	May 2002

Note 1: In April 1998, 150,000 outstanding restricted shares were forfeited in exchange for stock options granted pursuant to the 1995 Plan.

At the time each restricted stock award was granted, the Company recorded additional paid-in capital and deferred compensation in an amount equal to the number of shares granted multiplied by the respective performance condition price per share. Compensation expense was then recognized on a straight-line basis over the five-year service period beginning on the date of grant. A cumulative adjustment was recorded on the date the performance conditions were met to recognize retroactively compensation expense from the date of the issuance to the date the performance condition was met. In 2002, 2001, and 2000, the Company recognized $94,000, $225,000, and $268,000, respectively, in compensation expense related to restricted stock awards under its 1995 Plan. All remaining restricted shares from the 1995 Plan were distributed in May 2002 upon achieving the required service condition.

1998 Plan

Upon the approval of the 1998 Plan in February 1998, 550,000 shares of common stock were reserved for the issuance of stock options and/or awards of restricted stock. In addition, shares subject to options or stock awards under the 1995 Plan that expired or were terminated unexercised were made available for issuance as stock options or restricted stock awards under the 1998 Plan. Options outstanding under the 1998 Plan are either incentive stock options or non-qualified stock options. The exercise price for options granted is the average of the closing prices of the Company's common stock on each of the days on which the stock was traded during the 30-calendar day period ending on the day before the date of the option grant. No restricted shares were awarded under the 1998 Plan.

2000 Plan

Upon the approval of the 2000 Plan in April 2000, 450,000 shares of the Company's common stock were reserved for the issuance of stock options or restricted stock awards. In addition, shares subject to options or stock awards under the 1998 Plan that expire or are terminated unexercised were made available for issuance as stock options or restricted stock awards under the 2000 Plan. The 2000 Plan provides that with respect to options granted to key employees (except non-employee directors), the option term and the terms and conditions upon which the option may be exercised are to be determined by the Compensation Committee of the Company's Board of Directors for each such option at the time it is granted. Options granted to key employees of the Company are either incentive stock options or non-qualified options, as designated by the Compensation Committee, at an exercise price not to be less than the closing price of the Company's common stock on the date of the option grant. No restricted shares were awarded under the 2000 Plan.

2002 Plan

Upon the approval of the 2002 Plan in May 2002, 200,000 shares of the Company's common stock were reserved for the issuance of stock options and restricted stock awards. In addition, shares subject to options or stock awards under the 2000 Plan that expire or are terminated unexercised are made available for issuance as stock options or restricted stock awards under the 2002 Plan. The 2002 Plan provides that with respect to options granted to key employees (except non-employee directors), the option term and the terms and conditions upon which the options may be exercised are to be determined by the Compensation Committee of the Company's Board of Directors for each such option at the time it is granted. Options granted to key employees of the Company are either incentive stock options or non-qualified options, as designated by the Compensation Committee, at an exercise price not to be less than 85% of the closing price of the Company's common stock on the date of the option grant. As of December 31, 2002, no restricted shares have been awarded under the 2002 Plan.

Each non-employee director who was such at the conclusion of any regular annual meeting of the Company's stockholders while the 2002 Plan is in effect and who continues to serve on the Board of Directors is granted automatic options to purchase 1,000 shares of the Company's common stock at an exercise price equal to the closing price of the Company's common stock on the date of the option grant. Each automatic option is exercisable immediately in full or for any portion thereof and remains exercisable for 10 years after the date of grant, unless terminated earlier (as provided in the 2002 Plan) upon or following termination of the holder's service as a director.

As of December 31, 2002, the Company had granted 79,000 stock options and no restricted stock awards pursuant to the 2002 Plan.

The following table summarizes stock option and restricted stock activity under all the plans combined:

	Options		
	Number of Options	Weighted Average Exercise Price	Restricted Stock
Outstanding at January 1, 2000	1,053,875	$5.15	311,000
Granted	330,500	7.49	—
Exercised	(6,500)	4.14	—
Forfeited	(10,000)	9.08	—
Release of restriction on restricted stock	—	—	(187,000)
Outstanding at December 31, 2000	1,367,875	5.69	124,000
Granted	131,000	6.33	—
Exercised	(60,500)	3.88	—
Forfeited	(24,000)	6.44	—
Outstanding at December 31, 2001	1,414,375	5.81	124,000
Granted	105,000	8.13	—
Exercised	(32,175)	3.77	—
Forfeited	(20,700)	4.54	—
Release of restriction on restricted stock	—	—	(124,000)
Outstanding at December 31, 2002	1,466,500	$6.04	—

The following table sets forth information regarding options outstanding at December 31, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
$2.62 – 3.25	195,000	0.4	$2.87	195,000	$2.87
$3.56 – 4.75	35,500	2.0	4.25	35,500	4.25
$5.12 – 5.37	555,500	5.3	5.30	551,000	5.30
$6.00 – 6.90	160,000	7.9	6.30	72,500	6.31
$7.50 – 7.95	319,500	7.3	7.51	187,500	7.52
$8.00 – 8.83	126,000	7.6	8.62	42,300	8.62
$9.00 – 9.85	75,000	7.4	9.50	48,000	9.54
$2.62 – 9.85	1,466,500	5.6	$6.04	1,131,800	$5.58

The weighted-average grant date fair values of options granted for the years ended December 31, 2002, 2001, and 2000 were $3.77, $3.06, and $5.84, respectively.

1998 Outside Directors Stock Bonus Plan

Under the terms of the 1998 Outside Directors Stock Bonus Plan, the Company will award 1,000 bonus shares of common stock to each non-employee director who is such at the beginning of any regular annual stockholders meeting while the 1998 Outside Directors Stock Bonus Plan is in effect and who will continue to serve on the Board of Directors. Bonus shares are issued in consideration of services previously rendered to the Company. At the time bonus shares are issued, the Company recognizes compensation expense equal to the fair value of the shares issued. The Company amended the 1998 Outside Directors Stock Bonus Plan in 2001 to increase the number of shares reserved under the Plan from 25,000 to 50,000. On a cumulative basis through December 31, 2002, the Company has issued 31,000 shares of common stock pursuant to the 1998 Outside Directors Stock Bonus Plan.

Notes Receivable from Officers and Employees ("Stock Loan Program")

The Company maintained a Stock Loan Program until December 13, 2002 pursuant to which executive officers and other senior personnel of the Company could borrow from the Company for the purpose of acquiring common stock of the Company, to pay the exercise price of options and to pay any taxes, including alternative minimum taxes, payable upon the exercise of options or the vesting of restricted stock. As of December 13, 2002, no future loans will be made to executive officers, as required by the Sarbanes-Oxley Act of 2002. Loans outstanding at December 13, 2002 remain payable in accordance with their terms. All outstanding loans at December 2002 provide for periodic principal repayments in an amount equal to 20% of the participant's after-tax bonus. A portion of any shares purchased with such loans are pledged to the Company as collateral for repayment of the loans. The Stock Loan Program was amended in October 2001 to provide that all loans under the program be forgiven upon a "change of control" of the Company as defined in the 2000 Plan. In June 2002, the Company made one loan to an executive officer in the amount of $79,000.

2001 Supplemental Executive Bonus Plan

In October 2001, the Compensation Committee of the Board of Directors adopted the 2001 Supplemental Executive Bonus Plan which permits the Committee, in its discretion, to award supplemental bonuses to key executives in an amount up to 20% of the executive's annual bonus. No such supplemental bonus shall be awarded to an executive unless he or she has an outstanding loan under the Company's Stock Loan Program and not in excess of the amount of such outstanding loan. The full after-tax amount of any supplemental bonus is required to be paid to reduce the amount of the executive's outstanding stock loan. During 2002, the Company paid $93,200 in supplemental bonuses under the 2001 Supplemental Executive Bonus Plan.

NOTE J. Employee Benefit Plans

Employee Stock Ownership Plan

In 1993, the Company established an Employee Stock Ownership Plan ("ESOP") for the benefit of all eligible employees. The ESOP invests in common stock of the Company on behalf of the employees. ESOP contributions are at the discretion of the Company's Board of Directors and are determined annually. However, it is the Company's intention to make contributions sufficient to repay the ESOP's promissory note on a level-funding basis over a 10-year period. The Company measures the expense related to such contributions based on the annual average fair value of the stock contributed. The spread between the average fair value of the stock contribution and the original cost of the stock when issued to the ESOP is recorded as additional paid-in capital in the year to which the contribution relates. Principal repayments on the promissory note were $105,000 in each of 2002, 2001, and 2000.

Employees with five or more years of service with the Company at the time of termination of employment will be fully vested in their benefits under the ESOP. For a participant with fewer than five years of service at the time of termination, his or her account balance will vest at the rate of 20% for each year of employment. Upon the retirement or other termination of an ESOP participant, the shares of common stock in which he or she is vested may, at the option of the participant, be converted to cash or distributed. Any unvested shares are allocated to the remaining participants. The Company issued 300,000 shares of common stock to this plan in consideration of a promissory note in the original principal amount of $1,050,000. As of December 31, 2002, the remaining principal balance of the note is $106,000, which is recorded as a component of deferred compensation in stockholders' equity. Since inception of the ESOP, 265,426 shares of common stock have been allocated to participant accounts and 34,574 shares remain unallocated. The market value of the unallocated shares at December 31, 2002 was approximately $268,000.

Savings Plan

The Company has established a Savings Plan covering substantially all full-time employees, which allows participants to make contributions by salary deductions pursuant to Section 401(k) of the Internal Revenue Code. The Company matches employee contributions up to a maximum of 2% of the employee's salary. Both employee and employer contributions are vested immediately. The Company's contributions to the Savings Plan were $164,000, $141,000 and $128,000 in 2002, 2001 and 2000, respectively.

Supplemental Executive Retirement Plan

In 1997, the Company adopted an unfunded Supplemental Executive Retirement Plan (the "SERP"). The SERP provides certain executives with retirement income benefits intended to supplement other retirement benefits available to the executives. Benefits under the plan, based on an actuarial equivalent of a life annuity, are based on age, length of service and average earnings and vest over 15 years, assuming five years of service. Benefits are payable upon separation of service.

Details of the SERP for the years ended December 31, 2002 and 2001 are as follows:

(in thousands)	2002	2001
Change in benefit obligation:		
Benefit obligation, beginning of year	$ 3,416	$ 2,681
Service cost	336	291
Interest cost	244	223
Actuarial loss	278	221
Benefit obligation, end of year	4,274	3,416
Funded status and statement of financial position:		
Fair value of assets, end of year	---	---
Benefit obligation, end of year	4,274	3,416
Funded status	(4,274)	(3,416)
Unrecognized actuarial loss	714	456
Unrecognized prior service cost	1,032	1,156
Net accrued benefit cost	(2,528)	(1,804)
Amounts recognized in the statement of financial position consist of:		
Accrued benefit liability included in accrued liabilities	(3,103)	(2,327)
Intangible assets included in other assets	575	523
Net accrued benefit cost	(2,528)	(1,804)
Components of net periodic benefit costs:		
Service cost	336	291
Interest cost	244	223
Amortization of prior service cost	124	124
Recognized actuarial loss	20	18
Net periodic benefit cost	$ 724	$ 656

	2002	2001
Weighted-average assumptions:		
For pension cost and year end benefit obligation		
Discount rate	6.50%	7.00%
Compensation increase	4.00%	4.00%
Assumed retirement age	65 years	65 years

NOTE K. Preferred Stock Purchase Rights Plan

Pursuant to a rights agreement between the Company and Fleet National Bank, as rights agent, dated August 1993 and amended and restated in September 1999, the Board of Directors declared a dividend in August 1993 of one preferred stock purchase right ("Right") for each share of the Company's common stock (the "Shares") outstanding on or after August 13, 1993. The Right entitles the holder to purchase one one-hundredth of a share of Series A preferred stock, which fractional share is substantially equivalent to one share of common stock, at an exercise price of $20. The Rights will not be exercisable or transferable apart from the common stock until the earlier to occur of 10 days following a public announcement that a person or affiliated group has acquired 15 percent or more of the outstanding common stock (such person or group, an "Acquiring Person"), or 10 business days after an announcement or commencement of a tender offer which would result in a person or group becoming an Acquiring Person, subject to certain exceptions. The Rights beneficially owned by the Acquiring Person and its affiliates become null and void upon the Rights becoming exercisable.

If a person becomes an Acquiring Person or certain other events occur, each Right entitles the holder, other than the Acquiring Person, to purchase common stock (or one one-hundredth of a share of preferred stock, at the discretion of the Board of Directors) having a market value of two times the exercise price of the Right. If the Company is acquired in a merger or other business combination, each exercisable Right entitles the holder, other than the Acquiring Person, to purchase common stock of the acquiring company having a market value of two times the exercise price of the Right.

At any time after a person becomes an Acquiring Person and prior to the acquisition by such person of 50% or more of the outstanding common stock, the Board of Directors may direct the Company to exchange the Rights held by any person other than an Acquiring Person at an exchange ratio of one share of common stock per Right. The Rights may be redeemed by the Company, subject to approval by the Board of Directors, for one cent per Right in accordance with the provisions of the Rights Plan. The Rights have no voting or dividend privileges.

NOTE L. Disclosures about Fair Value of Financial Instruments

The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

Quoted market prices are used when available; otherwise, management estimates fair value based on prices of financial instruments with similar characteristics or using valuation techniques such as discounted cash flow models. Valuation techniques involve uncertainties and require assumptions and judgments regarding prepayments, credit risk and discount rates. Changes in these assumptions will result in different valuation estimates. The fair values presented would not necessarily be realized in an immediate sale, nor are there plans to settle liabilities prior to contractual maturity. Valuation techniques vary, therefore, it may be difficult to compare the Company's fair value information to other companies' fair value information.

The following table presents a comparison of the carrying value and estimated fair value of the Company's financial instruments at December 31, 2002 and 2001:

(in thousands)	2002		2001	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Financial assets:				
Cash and cash equivalents	$ 51	$ 51	$ 698	$ 698
Restricted cash	29,633	29,633	28,786	28,786
Net investment in leases and notes	458,034	460,561	396,996	398,227
Interest rate swap contracts, included in other assets (Note 1)	—	—	9	9
Financial liabilities:				
Notes payable and subordinated debt, net of unamortized original issue discount	406,264	390,331	356,791	369,342
Interest rate swap contracts (Note 1)	9,406	9,406	7,230	7,230

Note 1: SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", which became effective for the Company on January 1, 2001, requires all derivative instruments to be recorded on the balance sheet as either assets or liabilities at their estimated fair value.

Interest rate swap contracts reflect the marked-to-market valuation of the swaps hedging on-balance sheet debt obligations of the Company. In addition to the swaps listed above, the Company has assigned portions of interest rate swap contracts to third parties in connection with sales of leases and notes receivable (Notes C and E). The estimated fair value of interest rate swap contracts assigned to third parties which are not recorded on the Company's consolidated balance sheet was a liability of $16,954,000 and $8,864,000 at December 31, 2002 and 2001, respectively.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash, cash equivalents and restricted cash: For these short-term instruments, the carrying amount is a reasonable estimate of fair value.

Net investment in leases and notes: The fair value was estimated by discounting the anticipated future cash flows using current rates applied to similar contracts. The fair value of impaired loans is estimated by discounting management's estimate of future cash flows with a discount rate commensurate with the risk associated with such assets.

Notes payable and subordinated debt: The fair market value of the Company's senior and subordinated notes is estimated based on the quoted market prices for similar issues or on the current rates offered to the Company for debt of similar maturities.

Interest rate swap contracts: The fair value of interest rate swap contracts is based on the estimated amount due upon termination of the agreements.

NOTE M. Operating Segments

General

The Company has two reportable operating segments: (i) financing to licensed professionals, and (ii) asset-based financing to commercial and industrial companies. The Company's financing agreements with licensed professionals are structured as non-cancelable, full-payout leases or notes due in installments. Asset-based financing includes revolving lines of credit to commercial and industrial companies in the form of notes receivable collateralized by accounts receivable, inventory and/or fixed assets. During 2002, the Company ceased originating new asset based loans in its ACFC commercial and industrial financing segment. The licensed professional financing segment derives its revenues primarily from earnings on fixed-rate leases and notes, whereas revenues from the commercial and industrial financing segment are derived predominantly from borrowings under variable-rate notes issued under the lines of credit plus miscellaneous commitment and performance-based fees.

In June 2002, the Company discovered that an employee of its asset-based financing segment had perpetrated a defalcation of approximately $5 million over a period of 5 years. In August 2002, the Company filed with the Securities and Exchange Commission amended annual and quarterly reports containing restated financial statements reflecting the losses in the periods they occurred.

On December 31, 2002, the Company's asset-based financing segment sold five revolving loans to a third party. At the time of the sale, the loans had a net book value of $7,426,000. The Company received proceeds of $6,683,000, plus accrued and unpaid interest to the date thereon, and incurred a pre-tax loss of $743,000.

Financial Statement Information

In its monthly internal management reports, the Company allocates resources and assesses performance of the operating segments by monitoring the profit contribution of each segment before interest expense, interest income on cash balances, and income tax provision. The Company does not allocate corporate overhead to its asset-based financing segment since substantially all such overhead relates to the licensed professional financing segment.

A summary of information about the Company's operations by operating segment for the years ended December 31, 2002, 2001, and 2000 is as follows:

(in thousands)	Licensed Professional Financing	Commercial and Industrial Financing	Total
2002			
Earned income on leases and notes	$ 48,300	$ 2,654	$ 50,954
Gain (loss) on sales of leases and notes	16,547	(743)	15,804
Provision for losses	(9,653)	(1,795)	(11,448)
Selling, general and administrative expenses	(20,248)	(2,032)	(22,280)
Loss from employee defalcation	—	(448)	(448)
Net profit contribution	34,946	(2,364)	32,582
Total assets	483,693	13,449	497,142
2001			
Earned income on leases and notes	44,047	3,923	47,970
Gain on sales of leases and notes	14,928	—	14,928
Provision for losses	(8,799)	(610)	(9,409)
Selling, general and administrative expenses	(20,519)	(1,607)	(22,126)
Loss from employee defalcation	—	(1,379)	(1,379)
Net profit contribution	29,657	327	29,984
Total assets	407,702	28,671	436,373
2000			
Earned income on leases and notes	44,113	5,349	49,462
Gain on sales of leases and notes	12,078	—	12,078
Provision for losses	(8,528)	(690)	(9,218)
Term securitization costs	(7,106)	—	(7,106)
Selling, general and administrative expenses	(17,913)	(1,868)	(19,781)
Loss from employee defalcation	—	(1,361)	(1,361)
Net profit contribution	22,644	1,430	24,074
Total assets	461,654	31,976	493,630

The following reconciles net segment profit contribution as reported above to total consolidated income before income taxes:

(in thousands)	2002	2001	2000
Net segment profit contribution	$ 32,582	$ 29,984	$ 24,074
Interest expense	(25,773)	(27,872)	(26,222)
Interest income	428	1,879	1,018
Income (loss) before income taxes	$ 7,237	$ 3,991	$ (1,130)

Other Segment Information
The Company derives substantially all of its revenues from domestic customers. As of December 31, 2002 and 2001, no single customer within the licensed professional financing segment accounted for greater than 1% of the total owned and serviced portfolio of financing contracts in that segment. Within the commercial and industrial asset-based financing segment, no single customer accounted for greater than 21% and 10%, respectively, of the total portfolio in that segment. The licensed professional financing segment relies on certain vendors to provide referrals to the Company, but for the year ended December 31, 2002 and 2001, no one vendor accounted for greater than 7% of the Company's lease and loan originations.

NOTE N. Selected Quarterly Financial Data (Unaudited)

Selected quarterly consolidated financial data (unaudited) for the years ended December 31, 2002 and 2001 are as follows:

	Three Months Ended			
(in thousands, except per share amounts)	March 31	June 30	September 30	December 31
Year 2002				
Revenues:				
Earned income on leases and notes	$ 12,213	$ 12,789	$ 12,873	$ 13,079
Gain on sales of leases and notes	2,068	3,839	4,884	5,013
Provision for losses	(1,780)	(2,806)	(3,844)	(3,018)
Net Revenues	12,501	13,822	13,913	15,074
Operating and Other Expenses:				
Selling, general and administrative	4,958	5,566	5,316	6,440
Loss from employee defalcation	291	157	—	—
Interest expense (net)	5,868	6,347	6,615	6,515
Income before Income Taxes	1,384	1,752	1,982	2,119
Provision for Income Taxes	560	702	795	834
Net Income	$ 824	$ 1,050	$ 1,187	$ 1,285
Basic Net Income per Share	$ 0.21	$ 0.26	$ 0.29	$ 0.31
Diluted Net Income per Share	$ 0.19	$ 0.24	$ 0.27	$ 0.29
Year 2001				
Revenues:				
Earned income on leases and notes	$12,031	$ 12,416	$ 12,014	$ 11,509
Gain on sales of leases and notes	2,644	4,218	4,305	3,761
Provision for losses	(1,507)	(2,553)	(2,752)	(2,597)
Net Revenues	13,168	14,081	13,567	12,673
Operating and Other Expenses:				
Selling, general and administrative	5,186	6,246	5,453	5,241
Loss from employee defalcation	408	345	105	521
Interest expense (net)	6,555	7,036	6,453	5,949
Income before Income Taxes	1,019	454	1,556	962
Provision for Income Taxes	424	186	619	383
Net Income	$ 595	$ 268	$ 937	$ 579
Basic Net Income per Share	$ 0.15	$ 0.07	$ 0.24	$ 0.15
Diluted Net Income per Share	$ 0.14	$ 0.06	$ 0.22	$ 0.13

NOTE O. Subsequent Events

On January 29, 2003, the MBIA portion of the Bravo Facility was amended to increase availability to the Company temporarily from $450,000,000 to $525,000,000. The increased liquidity expires upon the earlier to occur of the completion by the Company of a new term securitization transaction (described below) or April 30, 2003. In addition, the Company's continued use of the Bravo Facility is contingent upon the Company's obtaining an additional securitization conduit facility with a third party (similar in nature to the Bravo Facility). The amendment requires that the new conduit facility, which must be arranged by June 23, 2003, provide the Company with availability of at least $150,000,000.

On January 31, 2003, the HPSC Foothill Revolver was amended to increase availability temporarily from $50,000,000 to $60,000,000, through April 24, 2003. In addition, the amendment permits the Company to borrow up to $750,000 in the HPSC Foothill Revolver to finance the operations of its ACFC subsidiary. On February 5, 2003, the Company borrowed $276,000 from the HPSC Foothill Revolver for the purpose of paying off the remaining outstanding balance of the ACFC Foothill Revolver.

On March 31, 2003, the Company completed a $323,190,000 private placement term securitization. In conjunction with the securitization, the Company created two new special-purpose entities, HPSC Gloucester Funding 2003-1 LLC I (GF 2003-1 LLC I) and HPSC Gloucester Funding 2003-1 LLC II (GF 2003-1 LLC II). The initial financing contracts contributed to the securitization were transferred by HPSC and Bravo to GF 2003-1 LLC II. Proceeds from the note offering were used to pay down amounts outstanding in both the MBIA and ING portions of the Bravo Facility. In addition, approximately 15% of the total proceeds from the notes were set aside in a restricted prefunding account for the purpose of acquiring future financing contracts from the Company.

Independent Auditors' Report

To the Board of Directors and Stockholders of HPSC, Inc.:

We have audited the accompanying consolidated balance sheets of HPSC, Inc. and subsidiaries (the "Company") as of December 31, 2002 and 2001, and the related consolidated statements of operations, changes in stockholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of HPSC, Inc. and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note A to the accompanying consolidated financial statements, effective January 1, 2001, the Company adopted the provisions of Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities".

Deloitte & Touche LLP

Boston, Massachusetts
March 31, 2003

Market Information

HPSC, Inc. and Subsidiaries

The Company's common stock is traded on the American Stock Exchange (Symbol: "HDR"). The table below sets forth the representative high and low closing prices for shares of the common stock of the Company as reported by the American Stock Exchange for the fiscal years 2002 and 2001:

2002 Fiscal Year	High	Low	2001 Fiscal Year	High	Low
First Quarter	$ 7.30	$ 6.51	First Quarter	$ 6.75	$ 6.00
Second Quarter	10.00	6.60	Second Quarter	8.80	6.50
Third Quarter	9.16	8.30	Third Quarter	8.45	6.80
Fourth Quarter	8.25	7.70	Fourth Quarter	8.15	6.50

The foregoing quotations represent prices between dealers, and do not include retail markups, markdowns, or commissions.

Holders

Title of Class	Approximate Number of Record Holders (as of February 21, 2003)
Common Stock, par value $.01 per share	81[1]

Dividends

The Company has never paid any dividends and anticipates that, for the foreseeable future, its earnings will be retained for use in its business.

[1] This number does not reflect beneficial ownership of shares held in "nominee" or "street name."

Selected Financial Data

HPSC, Inc. and Subsidiaries

(in thousands, except share and per share data)		Year Ended Dec. 31, 2002	Dec. 31, 2001	Dec. 31, 2000[4]	Dec. 31, 1999	Dec. 31, 1998
Statement of Operations Data						
Revenues:						
Earned income on leases and notes		$ 50,954	$ 47,970	$ 49,462	$ 40,551	$ 33,258
Gain on sales of leases and notes		15,804	14,928	12,078	4,916	4,906
Provision for losses		(11,448)	(9,409)	(9,218)	(4,489)	(4,201)
Net Revenues		55,310	53,489	52,322	40,978	33,963
Net Income (Loss)		$ 4,346	$ 2,379	$ (739)	$ 2,273	$ 1,895
Net Income (Loss) per Share	Basic[1]	$ 1.07	$ 0.60	$ (0.19)	$ 0.60	$ 0.51
	Diluted[1]	$ 1.00	$ 0.55	$ (0.19)	$ 0.51	$ 0.45
Shares Used to Compute	Basic[1]	4,064,404	3,965,378	3,879,496	3,766,684	3,719,026
Net Income (Loss) per Share	Diluted[1]	4,339,846	4,319,673	3,879,496	4,436,476	4,194,556

(in thousands)	Dec. 31, 2002	Dec. 31, 2001	Dec. 31, 2000	Dec. 31, 1999	Dec. 31, 1998
Balance Sheet Data					
Cash and cash equivalents	$ 51	$ 698	$ —	$ —	$ 3,666
Restricted cash[2]	29,633	28,786	115,085	14,924	9,588
Lease and notes receivable[3]	561,510	488,376	455,139	446,699	344,836
Unearned income	118,043	104,741	98,089	94,228	73,019
Total Assets	497,142	436,373	493,630	386,572	298,956
Revolving credit borrowings	43,437	52,000	49,000	70,000	49,000
Senior notes, net of discount	344,867	284,806	355,461	227,445	174,541
Subordinated debt	17,960	19,985	19,985	20,000	20,000
Accumulated other comprehensive loss, net of tax	5,711	4,348	—	—	—
Total Stockholders' Equity	39,841	36,781	38,752	39,106	36,800

[1] Net income per share for all periods presented conform to the provisions of Statement of Financial Accounting Standards No. 128, "Earnings per Share".

[2] Restricted cash at December 31, 2000 includes $20,284,000 for securitization servicing arrangements and $95,218,000 in prefunding provided to the Company pursuant to the ER 2000-1 term securitization.

[3] Leases and notes receivable include the Company's retained interest in leases and notes sold under sales and securitization agreements.

[4] Net income and basic and diluted net income per share for the year ended December 31, 2000 include one-time charges of $7,106,000 associated with completing the ER 2000-1 term securitization.

Critical Accounting Policies

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company believes that, of its significant accounting policies (as discussed in Note A to the notes to consolidated financial statements), the following may involve a higher degree of judgment or complexity:

Allowance for Losses

The allowance for losses is established through a charge to the provision for losses. Provisions are made to reserve for estimated future losses arising from the Company's portfolio of lease and note financing contracts. Each reporting period, the Company evaluates the adequacy of the allowance for losses and records an adjustment to the provision for losses to restore the allowance to designated levels. To evaluate the adequacy of the allowance for losses, the Company utilizes certain estimates and assumptions. Management bases these estimates and assumptions on historical experience and on various other factors that they believe to be reasonable under the circumstances. Each delinquent customer account is carefully evaluated based on specific criteria, such as delinquency status, value of equipment or other collateral, credit bureau scores, financial condition of any guarantors, and recent payment performance of the obligor. In addition, the Company may factor in other considerations such as historical charge-off rates, delinquency trends and general economic conditions. Applying different estimates or assumptions could potentially produce materially different results from those reported by the Company.

Sales of Financing Contracts

The Company periodically sells leases and notes in its securitization facilities and to various banks. Gains on sales of leases and notes are recognized in the consolidated statements of operations when the Company relinquishes control of the transferred financing contracts in accordance with SFAS No. 140. The Company typically provides credit enhancement through the establishment of a retained interest in the financing contracts sold. Recorded gains or losses upon the sale of financing contracts depend, in part, on the fair value of the retained interest. The Company must also continually evaluate its retained interest in financing contracts sold for impairment to its fair value. These routine fair value calculations require management to utilize certain estimates and assumptions regarding anticipated performance of the financing contracts sold, such as credit risk, prepayments, and discount rates. Management bases its estimates and assumptions on historical portfolio performance. There is no guarantee that historical financing contract portfolio performance will be indicative of future performance.

Revenue Recognition

The Company finances equipment only after a customer's credit has been approved and a lease or financing agreement for the transaction has been executed. When a transaction is initially activated, the Company records the minimum payments and the estimated residual value of the equipment, if any, associated with the transaction. An amount equal to the sum of the payments due plus the residual value less the cost of the transaction is recorded as unearned income. The Company also capitalizes initial direct costs that relate to the origination of leases and notes. These initial direct costs comprise certain specific activities related to processing requests for financing, such as the costs to underwrite the transaction, to prepare and execute the documentation, filing fees, and commission payments. Unearned income and deferred origination costs are amortized using the effective interest method over the life of the receivable using the effective interest method. Recognition of revenue and deferred origination costs are suspended when a transaction enters the legal collection phase. The Company also recognizes revenues from fees from various portfolio service charges, gains and losses on prepayments, and miscellaneous assessments. Notes receivable are reported at their outstanding principal balances. Interest income on notes receivable and miscellaneous fees and assessments are recognized on an accrual basis.

Derivative Instruments

In the normal course of its business, the Company is subject to a variety of risks, including market risk associated with interest rate movements. The Company is exposed to such interest rate risk from the time elapsed between the approval of a transaction with a customer and when permanent fixed rate financing is secured. The Company manages its exposure to interest rate risk by entering into interest rate swap agreements under its securitization transactions. These amortizing swap agreements have the effect of converting the Company's debt from securitizations from a variable rate to a fixed rate, thereby locking in financing spreads on its fixed rate lease and loan portfolio. All derivative instruments currently held by the Company are designated as hedges of interest risks pursuant to SFAS No. 133. Pursuant to the hedge accounting requirements of SFAS No. 133, the fair value of the swaps hedging on-balance sheet debt obligations is recorded as an asset or a liability on the balance sheet, with an offsetting unrealized gain or loss recorded to Accumulated Other Comprehensive Income (Loss), net of tax, in stockholders equity. In addition, the Company has assigned portions of interest rate swap contracts to third parties in connection with sales of leases and notes receivable. The net fair value of the swap contracts hedging off-balance sheet transactions is not recorded on the Company's balance sheet. The Company may be subjected to realized gains or losses in the event any of these amortizing interest rate swap contracts are terminated prematurely.

Results of Operations

Fiscal Years Ended December 31, 2002 and December 31, 2001

The Company's owned net investment in leases and notes increased by 15% to $458,034,000 at December 31, 2002 from $396,996,000 at December 31, 2001. The total managed portfolio of financing contracts, which includes both leases and notes owned by the Company as well as those sold to others and serviced by the Company, increased to $755,665,000 at December 31, 2002 from $648,406,000 at December 31, 2001, an increase of 17%.

Earned income from leases and notes for 2002 was $50,954,000 as compared to $47,970,000 for 2001. The 6% increase was primarily due to an increase in the Company's financing contract originations in its core licensed professional financing segment. Total financing contract originations for fiscal 2002 increased approximately 18% to $310,607,000 from $263,411,000 for 2001. This was offset by an increase in asset sales activity during 2002 as compared to 2001. Additionally, weighted-average implicit rates on the owned portfolio of financing contracts decreased from 11.7% at December 31, 2001 to 11.2% at December 31, 2002. Earned income, which is net of amortization of initial direct costs, is recognized over the life of the leases and notes using the effective interest method.

Pre-tax net gains from sales of leases and notes increased to $15,804,000 in 2002 compared to $14,928,000 in 2001, an increase of 6%. The $876,000 increase in gains on sales of assets in 2002 were due to higher levels of lease and loan contracts sold during the current year in the licensed professional financing segment, which contributed $1,793,000 in additional gain, offset by a decrease in market returns on such securitizations in the current year, which reduced year over year gains by $174,000, and by a loss of $743,000 from the sale of five loans in the commercial and industrial asset-based financing segment. For the twelve months ended December 31, 2002, the Company sold a portion of its beneficial interest in leases and notes in its licensed professional financing segment totaling $163,328,000 compared to $145,811,000 for the same period in 2001. In addition, the five revolving loans sold in the commercial and industrial financing segment had a net book value of $7,426,000. The Company received proceeds of $6,683,000, plus accrued and unpaid interest to the date of sale, and incurred a pre-tax loss of $743,000.

Interest expense, net of interest income on cash balances, was $25,345,000 (49.7% of earned income) in 2002, a 2% decrease from the comparable total of $25,993,000 (54.2% of earned income) for 2001. The decrease in amount and percentage was largely due to higher interest charges in 2001 associated with the $95,000,000 provided to the Company from the ER 2000-1 prefunding arrangement as well as a lower weighted-average cost of funds in 2002. Based on average outstanding borrowings, the Company's cost of funds, including its Senior Subordinated Notes, was 5.7% and 6.5% at December 31, 2002 and 2001, respectively.

Net financing margin (earned income less net interest expense) for fiscal year 2002 was $25,609,000 (50.3% of earned income) as compared to $21,977,000 (45.8% of earned income) for 2001, a 16% increase. The increase in amount and percentage was largely due to the decline in net interest charges in 2002 from higher interest charges incurred in the first quarter of 2001 associated with the $95,000,000 provided to the Company from the ER 2000-1 prefunding arrangement as well as a lower weighted average cost of funds in 2002 compared to 2001.

The provision for losses for the year ended December 31, 2002 was $11,448,000 compared to $9,409,000 for the same period in 2001, a 22% increase. The increase resulted in part from higher levels of new financings in 2002. In addition, the Company has experienced higher charge-offs in its portfolio of financing contracts. In reviewing these facts as well as the potential impact of general economic conditions, the Company has increased its allowance for losses. During the third quarter of 2002, the Company's asset-based lending subsidiary also recognized a loss of $1.3 million upon the final liquidation of inventory held as collateral from a past due loan. This amount is included in both the provision for losses and in net charge-offs against the allowance for losses for the period. At December 31, 2002, the Company's allowance for losses was $16,900,000 compared to $15,359,000 at December 31, 2001. Total consolidated net charge-offs for 2002 were $9,907,000 compared to $8,220,000 in the prior year. The increase in 2002 was partially due to the $1.3 million charge-off in the Company's asset-based lending subsidiary (described above). This variance was offset by a charge-off in 2001 in the Company's core financing segment from the bankruptcy of an equipment vendor and resulting customer disputes over the products which the Company had financed. During the second quarter of 2001, the Company agreed to settle the related lawsuit and subsequently wrote-off approximately $1.8 million remaining due on the disputed customer accounts.

Selling, general and administrative expenses for fiscal year 2002 increased 0.7% to $22,280,000 compared to $22,126,000 for 2001. The increase was partially due to higher advertising and marketing expenses, increased bank service charges and liquidity fees, and higher payroll and related expenses. In addition, legal and accounting related fees were higher in 2002 as a result of the employee defalcation described in the Company's quarterly filing on Form 10-Q for the period ended June 30, 2002. The Company has filed a claim with its fidelity insurance provider. The claim, in the amount of $1 million, has been denied by the insurance provider. The Company is pursuing its legal remedies for collection under the policy. The increases, as described above, were partially offset by lower collection related expenses in 2002 than incurred in 2001 when the Company experienced extraordinary expenses relating to the bankruptcy of an equipment vendor and settlement of a lawsuit against the Company relating to the vendor's products which the Company had financed.

During 2002, the Company discovered an employee defalcation resulting in pre-tax losses in 2002, 2001 and 2000 of $448,000, $1,379,000 and $1,361,000, respectively. The Company restated its prior year financial statements to reflect these losses in the periods in which they occurred.

Income before income taxes for fiscal year 2002 was $7,237,000 compared to $3,991,000 for 2001, an 81% increase. The Company's effective income tax rate for the year ended December 31, 2002 was 39.9% compared to 40.4% for the year 2001. Net income for the year ended December 31, 2002 was $4,346,000 ($1.00 diluted net income per share) compared to $2,379,000 ($0.55 diluted net income per share) for fiscal year 2001. The increase in net income in 2002 compared to 2001 was due to an increase in earned income from leases and notes, an increase in gains on sales of leases, and lower interest expense. These were offset by a higher provision for losses in the current year compared to the prior year.

Net profit contribution, representing income before interest and taxes, from the licensed professional financing segment was $34,946,000 for the year ended December 31, 2002 compared to $29,657,000 for the comparable period in 2001, an 18% increase. The increase was due in part to an increase in earned income from leases and notes of $48,300,000 in 2002 from $44,047,000 in 2001, increased gains on sales of leases and notes of $16,547,000 in 2002 from $14,928,000 in 2001 resulting from higher levels of lease and loan contracts sold offset by a decrease in market returns on securitizations in 2002 and offset by a higher provision for losses in 2002 of $9,653,000 compared to $8,799,000 in 2001.

Net profit contribution (income (loss) before interest and taxes) from the commercial and industrial asset-based financing segment was a loss of $2,364,000 for the year ended December 31, 2002 compared to gain of $327,000 for the comparable period in 2001, an 623% decrease. The decrease was caused by reduced earnings from a lower level of portfolio assets of $2,654,000 in 2002 compared to $3,923,000 in 2001, as well as a higher provision for losses of $1,795,000 in the current year compared to $610,000 in the prior year. In addition, selling, general and administrative expenses were $2,032,000 in 2002 compared to $1,607,000 in 2001, largely due to the costs incurred as a result of the employee defalcation. Lastly, the commercial and industrial asset-based financing segment sold five revolving loans in the current year and incurred a pre-tax loss of $743,000. These variances were partially offset by a loss from the employee defalcation of $1,379,000 in the prior year compared to $448,000 in the current year.

At December 31, 2002 the Company had $163,000,000 of customer applications approved but which had not yet resulted in a completed financing transaction, compared to $119,000,000 of such customer applications at December 31, 2001. Not all approved applications will result in a completed financing transaction with the Company.

Fiscal Years Ended December 31, 2001 and December 31, 2000

The Company's owned net investment in leases and notes increased by 8% to $396,996,000 at December 31, 2001 from $368,169,000 at December 31, 2000. The total managed portfolio of financing contracts, which includes both leases and notes owned by the Company as well as those sold to others and serviced by the Company, increased to $648,406,000 at December 31, 2001 from $556,895,000 at December 31, 2000, an increase of 16%.

Earned income from leases and notes for 2001 was $47,970,000 as compared to $49,462,000 for 2000. The 3% decrease was primarily due to increased asset sale activity during the first three quarters of fiscal 2001 compared to the equivalent periods in 2000, lower-average implicit rates, along with lower-average credit line utilization by ACFC's borrowers. This was partially offset by an increase in the Company's financing contract originations in its core licensed professional financing segment. Financing contract originations for fiscal 2001 increased approximately 6% to $263,411,000 from $248,874,000 for 2000. Earned income on leases and notes is a function of both the implicit rates as well as the average level of owned net investment in leases and notes for the year. Weighted-average implicit rates on the Company's financing portfolio were 11.7% and 12.1% at December 31, 2001 and 2000, respectively. Earned income, which is net of amortization of initial direct costs, is recognized over the life of the leases and notes using the effective interest method.

Pre-tax gains from sales of leases and notes increased to $14,928,000 in 2001 compared to $12,078,000 in 2000, an increase of 24%. The increase of $2,850,000 was due to higher levels of lease and loan contracts sold during the current year, which contributed $180,000 to the increase, and improved market conditions for securitizations, which contributed $2,670,000 to the increase. For the twelve months ended December 31, 2001, the Company sold a portion of its beneficial interest in leases and notes totaling $145,811,000 compared to $143,690,000 for the same period in 2000.

Interest expense, net of interest income on cash balances, was $25,993,000 (54.2% of earned income) in 2001, a 3% increase over the comparable total of $25,204,000 (51.0% of earned income) for 2000. The increase in net interest expense was largely due to net interest charges incurred in the first quarter of 2001 associated with the $95,000,000 provided to the Company from the ER 2000-1 prefunding arrangement, as well as increased amortization of deferred debt origination costs resulting from completing the term securitization transaction. Based on average outstanding borrowings, the Company's cost of funds, including its Senior Subordinated Notes, was 6.5% and 6.8% at December 31, 2001 and 2000, respectively.

Net financing margin (earned income less net interest expense) for fiscal year 2001 was $21,977,000 (45.8% of earned income) as compared to $24,258,000 (49.0% of earned income) for 2000, a 10% decrease. The decrease in amount and percentage was largely due to net interest charges incurred in the first quarter of 2001 associated with the $95,000,000 provided to the Company from the ER 2000-1 prefunding arrangement, as well as increased amortization of deferred debt origination costs resulting from completing the term securitization transaction.

The provision for losses for the year ended December 31, 2001 was $9,409,000 compared to $9,218,000 for the same period in 2000, a 2% increase. The increase resulted in part from higher levels of new financings in 2001. In addition, the Company has experienced higher charge-offs in its portfolio of financing contracts. In reviewing these facts as well as the potential impact of general economic conditions, the Company has increased its allowance for losses. At December 31, 2001, the Company's allowance for losses was $15,359,000 compared to $14,170,000 at December 31, 2000. Total consolidated net charge-offs were $8,220,000 in 2001 compared to $4,198,000 in 2000. The increase in 2001 was due in part to the bankruptcy of an equipment vendor and the resulting customer lawsuits over the vendor's products financed by the Company. The Company agreed to settle the related lawsuit in June 2001 and subsequently charged-off approximately $1,800,000 representing the remaining balances due on the disputed customers' accounts.

Selling, general and administrative expenses for fiscal year 2001 increased 12% to $22,126,000 compared to $19,781,000 for 2000. The increase in the current year resulted in part from increased bank service charges as well as higher legal and collection related expenses arising from increased collection activities. In addition, the Company paid $819,000 during the second quarter of 2001 to settle the lawsuit referred to in the previous paragraph. The Company does not anticipate incurring additional costs or legal fees related to this matter.

The prior year results were negatively affected by one-time charges of $7,106,000 associated with completing the $527,000,000 term securitization transaction (Note C). These charges fell into two primary categories. The first, which totaled approximately $3,118,000, were non-cash charges associated with structural and rate differences upon the transfer of previously sold leases and notes from the Company's Bravo and Capital commercial paper conduit facilities into the term securitization facility as well as fair value impairment adjustments on the Company's related retained interest. The second category of expense, which totaled approximately $3,988,000, related to costs incurred to break existing interest rate swap contracts hedging the terminated borrowings under the Bravo and Capital Facilities.

The Company recorded a pre-tax loss from an employee defalcation of $1,379,000 and $1,361,000 for the twelve months ended December 31, 2001 and 2000, respectively.

Income before income taxes for fiscal year 2001 was $3,991,000 compared to a pre-tax loss of $1,130,000 for 2000. The Company's effective income tax rate for the year ended December 31, 2001 was 40.4% compared to 34.5% for the year 2000. Net income for the year ended December 31, 2001 was $2,379,000 ($0.55 diluted net income per share) compared to a loss of $739,000 ($0.19 diluted net loss per share) for fiscal year 2000. The increase in net income in 2001 compared to 2000 was due, in part, to an increase in gains on sales of leases and notes and as a result of the one-time charges incurred in 2000 in connection with the completion of the ER 2000-1 term securitization. These were partially offset by slightly lower earned income on leases and notes and increased selling, general, and administrative costs in 2001 as compared to the prior year.

Net profit contribution, representing income before interest and taxes, from the licensed professional financing segment was $29,657,000 for the year ended December 31, 2001 compared to $22,644,000 for the comparable period in 2000, a 31% increase. The increase was due in part from increased gains on sales of leases and notes of $14,928,000 in 2001 from $12,078,000 in 2000 resulting from higher levels of lease and loan contracts sold during the current year as well as improved market conditions for securitizations. This was offset by higher selling, general and administrative expenses of $20,519,000 in 2001 compared to $17,913,000 in 2000, due in part to increased interest rate swap breakage costs, higher bank service charges, as well as higher legal and collection related expenses. In addition, year 2000 results were significantly affected by one-time charges of $7,106,000 incurred in connection with completing the Company's term securitization transaction.

Net profit contribution (income before interest and taxes) from the commercial and industrial asset-based financing segment was $327,000 for the year ended December 31, 2001 compared to $1,430,000 for the comparable period in 2000, a 77% decrease. The decrease was due to lower earned interest and fee income on notes of $3,923,000 in 2001 compared to $5,349,000 in 2000 resulting from generally lower average credit line utilization by ACFC's borrowers, offset by lower selling, general and administrative expenses of $1,607,000 in 2001 compared to $1,868,000 in 2000.

At both December 31, 2001 and 2000, the Company had $119,000,000 of customer applications approved but which had not yet resulted in a completed financing transaction. Not all approved applications will result in a completed financing transaction with the Company.

Liquidity and Capital Resources

The Company's financing activities require substantial amounts of capital, and its ability to originate new financing contracts depends on the availability of cash and credit. At December 31, 2002, the Company had access to credit under its Foothill Revolver, the ER 2000-1 term securitization, its Bravo revolving securitization facility, its senior notes to savings banks, and its outstanding Senior Subordinated Notes. The Company also obtains cash from sales of its financing contracts under its securitization facilities and through collections generated from its lease and note portfolio. Substantially all of the assets of the Company have been pledged to HPSC's lenders as security under its various credit arrangements. The pledged assets include all of the Company's rights to receive payments under its financing contracts and the collateral security granted to the Company by the borrowers under those financing contracts. Borrowings under the Foothill Revolver and borrowings under senior notes to savings banks are full recourse obligations of the Company.

The Company's financing strategy is to warehouse temporarily new financing contracts through borrowings under its Foothill Revolver. The warehouse borrowings are repaid with the proceeds obtained from other permanent financings through the Company's securitization facilities as well as from cash flows generated from the financing contracts. The Company usually obtains financing from its securitization facilities within 30 to 60 days of original contract activation. Securitization financing may be in the form of a loan to the Company or in the form of a sale in which the value of the financing contract, except for a retained interest and the residual value, is removed from the Company's balance sheet. The Company is typically obligated to provide additional credit enhancement to credit providers. Credit enhancement may be provided in various forms, including a retained interest in the assets sold, the establishment of restricted cash reserve accounts, or through third-party financial guarantees. ACFC's asset-based notes receivable have been financed through borrowings under under the ACFC Foothill Revolver and through borrowings under the ER 2000-1 term securitization.

Cash and Cash Flow Activities

At December 31, 2002, the Company had a total of $29,684,000 in cash, cash equivalents and restricted cash as compared to $29,484,000 at the end of 2001. Substantially all of this cash was restricted pursuant to various securitization agreements. Components of restricted cash at December 31, 2002 and 2001 were as follows:

(in thousands)	2002	2001
Cash collections- Bravo	$ 11,504	$ 4,358
Cash escrow- Bravo swap agreements	264	—
Cash collections- ER 2000-1 LLC I	4,351	3,386
Cash collections- ER 2000-1 LLC II	4,322	8,418
Cash escrow- ER 2000-1 swap agreement	1,000	1,000
Cash reserves- ER 2000-1	7,349	11,624
Cash collections- Foothill	435	—
Cash due purchaser of asset-based loans from ACFC	408	—
Total	$ 29,633	$ 28,786

Cash and cash equivalents were $51,000 at December 31, 2002 compared to $698,000 at December 31, 2001. The following is a description of the significant activities affecting the Company's cash and cash equivalents for the years 2002 and 2001.

Cash provided by operating activities for the year ended December 31, 2002 was $13,698,000 compared to $5,965,000 for the prior year. The significant changes in cash provided by operating activities were net income of $4,346,000 in 2002 compared to $2,379,000 in 2001, adjusted for increased non-cash gains on sales of leases and notes receivable of $15,804,000 in 2002 compared to $14,928,000 in 2001, increased deferred income taxes in 2002 of $2,790,000 compared to $1,525,000 in 2001, higher provision for credit losses of $11,448,000 in 2002 compared to $9,409,000 in the prior year, and an increase in accounts payable and accrued liabilities of $4,258,000 compared to $760,000 in the prior year.

Cash used in investing activities was $181,719,000 for the year ended December 31, 2002 compared to $151,487,000 for the prior year. The significant components of cash used in investing activities were an increase in cash used to originate new leases and notes receivables of $319,708,000 in 2002 compared to $258,782,000 in 2001, offset by portfolio receipts of $74,537,000 in 2002 and $79,115,000 in 2001, as well as proceeds from sales of leases and notes receivable of $51,538,000 in the current year as contrasted to $26,145,000 for the comparable 2001 period.

Cash provided by financing activities was $167,374,000 for the year ended December 31, 2002 compared to $146,220,000 for the same period in 2001. The major components of cash provided by financing activities include proceeds from the issuance of commercial paper conduit senior notes of $269,212,000 in 2002 as contrasted to $153,608,000 in 2001. During 2002, the Company did not issue any new term securitization notes. In 2001, the Company received net proceeds of $4,592,000 from the sale of the Class E and Class F ER 2000-1 term securitization notes. The proceeds received from the term securitization notes were used to retire amounts outstanding under both the Company's commercial paper conduit facilities and warehouse revolving credit borrowings. Repayments of commercial paper conduit senior notes were $42,399,000 in 2002 compared to $51,209,000 in 2001. Repayments of term securitization notes were $47,066,000 in the current year compared to $49,279,000 in the prior year. The Company had net repayments on revolving notes payable of $8,563,000 in 2002 compared to net borrowings of

$3,000,000 in 2001. During 2002, the Company also began making principal repayments on its subordinated notes, during which time $2,025,000 in principal was repaid as compared to none in the prior year. In addition, restricted cash increased $847,000 during fiscal year 2002 as compared to a decrease of $86,299,000 in 2001. The decrease in 2001 resulted from the utilization of restricted cash provided to the Company through the ER 2000-1 term securitization prefunding arrangement.

Warehouse Financing

Revolving Loan Agreement

In May 2001, the Company renewed and amended its revolving credit facility with Fleet National Bank (the "Fleet Revolver"), providing availability to the Company of up to $83,500,000 through May 2002. In May 2002, the Fleet Revolver was again renewed, providing availability of up to $75,000,000 through August 2002. Under the Fleet Revolver, a base portion of the outstanding borrowings were at variable rates of 75 to 125 basis points above the prime lending rate, while the remainder were at 225 to 275 basis points above LIBOR rates. The level of spread to be paid above the base rate and LIBOR rates was dependent upon the Company's balance sheet leverage as well as compliance with certain performance covenants. At December 31, 2001, the Company had $52,000,000 outstanding under the Fleet Revolver.

In August 2002, Fleet National Bank assigned the Fleet Revolver to Foothill Capital Corporation, as Agent. The Company contemporaneously executed an agreement with Foothill Capital Corporation and a group of lenders (the "Foothill Revolver"). The Foothill Revolver provides for a line of credit to HPSC (the "HPSC Foothill Revolver") and a separate line of credit to ACFC (the "ACFC Foothill Revolver"). Under the terms of the HPSC Foothill Revolver, the Company may borrow up to $50,000,000 at variable interest rates of prime plus .50% to 1.00% and at LIBOR plus 2.50% to 3.00%, depending upon the Company's balance sheet leverage. The HPSC Foothill Revolver expires in August 2005. Under the ACFC Foothill Revolver, ACFC was permitted to borrow up to $20,000,000 at a variable interest rate of prime plus 1.00% for the first 180 days and prime plus 2.00% thereafter. The ACFC Foothill Revolver expired and was paid in full on February 5, 2003. The HPSC Foothill Revolver is subject to certain financial covenant requirements including, among others, tangible net worth, leverage, and profitability levels. As of December 31, 2002, HPSC was in compliance with its covenant requirements. Initial proceeds from the Foothill Revolver were used to repay remaining amounts due to Fleet National Bank under the Fleet Revolver. At December 31, 2002, the Company had $42,606,000 outstanding under the HPSC Foothill Revolver. As discussed in the section entitled "Results of Operations", on December 31, 2002 the Company sold five ACFC loans and received net proceeds of $6,683,000, which were used to repay amounts outstanding under the ACFC Foothill Revolver. At December 31, 2002 the Company had $831,000 remaining outstanding under the ACFC Foothill Revolver. Borrowings under the Foothill Revolver are not hedged, and therefore, may be exposed to upward movements in interest rates.

In November 2002, the HPSC Foothill Revolver was temporarily increased to $60,000,000 through January 24, 2003. On January 31, 2003, the HPSC Foothill Revolver was further amended to temporarily increase availability from $50,000,000 to $60,000,000, through April 24, 2003. The January 31, 2003 amendment also permits the Company to borrow up to $750,000 in the HPSC Foothill Revolver to finance the operations of its ACFC subsidiary. On February 5, 2003, the Company borrowed $276,000 under the HPSC Foothill Revolver for the purpose of paying off the remaining outstanding balance of the ACFC Foothill Revolver. The Company intends to seek permanent availability above $50,000,000 under the Foothill Revolver, but there can be no assurance it will be able to do so. If the Company cannot obtain commitments above $50,000,000, the Company's ability to continue its historical growth rates may be constrained.

Permanent Financing

Bravo Facility

In March 2000, the Company, along with its wholly-owned, special-purpose subsidiary, HPSC Bravo Funding Inc. (later merged into HPSC Bravo Funding LLC) ("Bravo"), signed an amended revolving credit facility (the "Bravo Facility") structured and guaranteed by MBIA, Inc. At December 31, 2002 and December 31, 2001, the Bravo Facility provided the Company with available borrowings up to $450,000,000 and $385,000,000, respectively. Under the terms of the Bravo Facility, the Company contributes certain of its financing contracts to Bravo which, in turn, either pledges or sells its interests in these contracts to a commercial paper conduit entity which issues notes to investors. Credit enhancement is provided to the noteholders through financial guarantees provided by MBIA as to the payment of principal and interest on the notes. The Company's current financing strategy is to either pledge or sell eligible financing contracts to Bravo on a monthly basis, thereby minimizing its exposure to fluctuating interest rates in the Foothill Revolver warehouse facility. Financing contracts pledged by Bravo, along with the associated debt to the conduit entity, are included on the Company's consolidated balance sheet. In the case of financing contracts sold by Bravo, the contracts and associated debt are removed from the Company's consolidated balance sheet. Additional credit enhancement is provided to investors through the creation of a retained interest in the financing contracts sold. Risk of loss to the Company is limited to the extent of the Company's retained interest and residual values in the financing contracts sold. Bravo incurs interest at variable rates in the commercial paper market and enters into interest rate swap contracts to assure fixed-rate funding. Monthly settlements of principal and interest payments on the notes are made from the collections on the Bravo financing contract portfolio.

The Company is the servicer of the Bravo portfolio, subject to its meeting certain performance covenants. In August 2002, the covenant requirements of the Bravo Facility were amended to match substantially the covenant requirements of the HPSC Foothill Revolver. The agreement was effective for the quarter ended June 30, 2002. For each quarter prior to that date, a waiver had been obtained for the Company's non-compliance with these covenant requirements. This non-compliance resulted primarily from costs incurred by the Company in connection with completing the ER 2000-1 asset securitization in December 2000 and the impact of the Company's adoption of Statement of Financial Accounting Standard ("SFAS") No. 133. At December 31, 2002, the Company was in compliance with its amended covenant requirements in the Bravo Facility. Under the terms of the Company's other debt agreements, a default under the Bravo Facility could result in a cross default where the Company would also be in default with its other debt agreements. If such a cross default were to occur, it could significantly affect the Company's ability to continue to raise additional liquidity, which would likely result in a substantial curtailment of the Company's current growth and operations. In addition, under such circumstances, the Company could be replaced as the servicer of the Bravo facility.

The Company executed a financing agreement with ING Capital LLC ("ING") in August 2002 which provides additional liquidity under the Bravo Facility. Under the terms of the agreement (the "ING portion of the Bravo Facility"), ING will provide the Company with additional liquidity of up to 3.75% of financing contracts held in the MBIA portion of the Bravo Facility, up to a maximum amount of $20,000,000. Interest on ING borrowings is payable on one-month LIBOR rates plus 3%. Amounts due under the ING portion of the Bravo Facility are subordinate to amounts due to the other lenders under the Bravo Facility. The ING portion of the Bravo Facility contains delinquency and default covenant requirements that are more restrictive than those contained in the Bravo Facility. The ING portion of the Bravo Facility and the MBIA portion of the Bravo Facility contain cross default provisions. At December 31, 2002, the Company was in compliance with its covenant requirements in the ING portion of the Bravo Facility. Initial proceeds of $13,840,000 from the ING portion of the Bravo Facility were used to retire amounts outstanding under the Fleet Revolver.

At December 31, 2002, the Company had total debt of $220,934,000 outstanding under the loan portion of the Bravo Facility and, in connection therewith, had interest rate swap contracts outstanding with a total notional value of $208,202,000. The total amount outstanding under the sales portion of the Bravo Facility was $213,624,000 at December 31, 2002 and, in connection therewith, the Company had outstanding interest rate swap contracts assigned to third parties with a notional value of $208,245,000.

On January 29, 2003, the MBIA portion of the Bravo Facility was amended to temporarily increase availability to the Company from $450,000,000 to $525,000,000. The increased liquidity expires upon the earlier to occur of either the completion by the Company of a new term securitization transaction (see Gloucester Funding 2003-1 described below) or April 30, 2003. In addition, continued availability to the Company under the Bravo Facility is contingent upon the Company's obtaining an additional securitization conduit facility with a third party (similar in nature to the Bravo Facility). The amendment requires that the new conduit facility must be arranged by June 23, 2003 and must provide the Company with a line of availability of at least $150,000,000.

The MBIA and ING portions of the Bravo Facility expire in June 2003. The Company intends to continue to utilize the Bravo Facility for a portion of its permanent financing requirements. The Company expects that it will be able to renew the Bravo Facility. It is possible, however, that the Bravo Facility or the banks providing liquidity under the facility will not extend their commitment. In addition, although the Company believes that it can arrange a new conduit facility with a third party by June 2003, there can be no assurance it will be able to do so. If the Bravo Facility is not renewed, the Facility may then be limited to the then existing outstandings and may not be available to the Company to provide future liquidity. If the liquidity banks terminate or reduce their commitment, the Company will seek to replace the terminated or reduced amount, but there can be no assurance that the Company will be able to do so. If the Bravo Facility is unavailable, the Company may be unable to conduct its business or may be unable to conduct its business at current levels.

Equipment Receivables 2000-1

In December 2000, the Company completed a $527,106,000 private placement term securitization, referred to as Equipment Receivables 2000-1. HPSC, along with subsidiaries ACFC, Bravo, and HPSC Capital Funding, Inc. (a special-purpose entity subsequently terminated in June 2001), transferred certain lease and note contracts to newly formed special-purpose entities, ER 2000-1 LLC I and ER 2000-1 LLC II. ER 2000-1 LLC I and ER 2000-1 LLC II issued notes to finance the purchase of, and loan against, the collateral consisting of the leases and notes transferred from HPSC, ACFC, Bravo and Capital. ER 2000-1 LLC I was formed to meet the criteria of a qualifying, unconsolidated, special-purpose entity within the meaning of SFAS Nos. 125 and 140, while ER 2000-1 LLC II was formed to be a consolidated, special-purpose entity. The carrying value of the financing contracts and associated debt transferred to ER 2000-1 LLC I were removed from the Company's consolidated balance sheet. Credit enhancement is provided to investors through the creation of a retained interest in the financing contracts sold. Risk of loss to the Company is limited to the extent of the Company's retained interest and residual values in the financing contracts sold. Financing contracts transferred to ER 2000-1 LLC II were pledged as collateral on the notes, with the carrying value of the financing contracts and associated debt included in the Company's consolidated balance sheet. The proceeds from the notes were used to retire senior notes and other obligations outstanding in both the Bravo and Capital Facilities as well as to pay down amounts outstanding under the Fleet Revolver warehouse facility.

The securitization further provided for initial proceeds of $95,218,000 to be prefunded to ER 2000-1 LLC I and ER 2000-1 LLC II for the sole purpose of acquiring additional financing contracts from the Company. The prefunding period expired in March 2001, at which time approximately $3,800,000 remained unused and was used to prepay principal on the notes. The ER 2000-1 securitization agreement also provided for $1,049,000 of initial proceeds to be placed in a restricted cash account to service interest requirements to the noteholders on the prefunded debt outstanding during the prefunding period. In addition, initial proceeds of $2,735,000 were deposited in the restricted cash collection account to service the interest requirements on the ER 2000-1 notes for the initial interest accrual period ending in January 2001. At the time of entering into the interest rate swap contracts, the Company deposited $1,000,000 into an interest bearing, cash escrow account as collateral on the swap contracts. The Company provided additional credit enhancement to the ER 2000-1 noteholders through the creation of both a cash reserve account and a residual payment account. Pursuant to the terms of the ER 2000-1 securitization agreements, certain excess cash flows generated by the portfolio of financing contracts are deposited to the cash reserve account or residual payment account, up to agreed-upon limits. These restricted cash accounts are available to fund monthly interest and principal payments on the ER 2000-1 notes in the event of deficiencies from the monthly collections. At December 31, 2002 and 2001, the balance in these restricted cash reserve accounts was $7,349,000 and $11,624,000, respectively. The Company may also provide additional credit enhancement through the substitution of new leases and notes for leases and notes previously transferred to the securitization, up to certain defined limits.

ER 2000-1 entered into interest rate swap contracts as a hedge against interest rate risk related to its variable-rate obligations on the Class A and Class B-1 notes. The interest rate swap contracts have the effect of converting the Company's interest payments from a variable-rate to a fixed-rate, thereby locking in spreads on the Company's financing portfolio. At December 31, 2002, ER 2000-1 LLC I had a total of $128,964,000 outstanding related to sales of financing contracts and, in connection with the amounts financed through the issuance of the Class A and Class B-1 variable-rate notes, had interest rate swap contracts assigned to third parties with a total notional value of $115,287,000. At December 31, 2002, ER 2000-1 LLC II had total debt outstanding, net of unamortized original issue discount, with a remaining principal balance of $100,145,000 and, in connection with the amounts financed through the issuance of the Class A and Class B-1 variable-rate notes, had interest rate swap contracts outstanding with a total notional value of $90,033,000.

The Company is the servicer of the portfolio, subject to continuing to meet certain covenants. Monthly payments of principal and interest on the ER 2000-1 notes are made from regularly scheduled collections generated from the lease and note portfolio. Under certain circumstances, the Company may be obligated to advance its own funds for amounts due on the notes in the event an obligor fails to remit a payment when due. The Company is reimbursed for such advances from available funds upon the subsequent collection from the obligor. Credit enhancement is provided through the structuring of several classes of notes, which are ranked for purposes of determining priority of payment. Under the terms of the various debt agreements, an event of default for non-compliance by the Company with its covenants may result in an immediate acceleration of all principal amounts outstanding under all classes of notes. If such an event of default were to occur, the Company's ability to continue to raise additional liquidity could be adversely affected, which would likely result in a substantial curtailment of the Company's current growth and operations. In addition, the Company could be replaced as the servicer of the portfolio.

Various Banks

The Company periodically enters into secured, fixed-rate, fixed-term loan agreements with various banks for purposes of financing its operations. The loans are generally subject to certain recourse and performance covenants. At December 31, 2002, the Company had outstanding borrowings under such loan agreements of approximately $7,211,000 with annual interest rates ranging from 6.5% to 8.0%. These loans, which are full recourse to the Company, are included on the Company's consolidated balance sheet as senior notes.

Senior Subordinated Notes

In March 1997, the Company issued $20,000,000 of unsecured senior subordinated notes due in 2007 ("Senior Subordinated Notes") bearing interest at a fixed-rate of 11% (the "Note Offering"). The Company received approximately $18,300,000 in net proceeds from the Note Offering and used such proceeds to repay amounts outstanding under the Fleet Revolver. The Senior Subordinated Notes are redeemable at the option of the Company, in whole or in part, other than through the operation of a sinking fund, after April 1, 2002 at established redemption prices plus accrued but unpaid interest to the date of repurchase. Beginning July 1, 2002, the Company began redeeming, through sinking-fund payments, a portion of the aggregate principal amount of the Senior Subordinated Notes at a quarterly redemption price of $1,000,000 plus accrued but unpaid interest to the redemption date. Such payments are required January 1, April 1, July 1, and October 1 of each year until maturity. The Company expects to be able to meet its payment obligations under its Senior Subordinated Notes, but there can be no assurance that it will be able to do so. The Senior Subordinated Notes are full recourse to the Company.

Gloucester Funding 2003-1

On March 31, 2003, the Company completed a $323,190,000 private placement term securitization. In conjunction with the securitization, the Company created two new special-purpose entities, HPSC Gloucester Funding 2003-1 LLC I (GF 2003-1 LLC I) and HPSC Gloucester Funding

2003-1 LLC II (GF 2003-1 LLC II). These entities were formed to issue notes to finance the purchase of, and loan against, leases and notes transferred from HPSC and Bravo. GF 2003-1 LLC I was formed to meet the criteria of a qualifying unconsolidated special-purpose entity within the meaning of SFAS No. 140, while GF 2003-1 LLC II was formed to be a consolidated special-purpose entity. The initial financing contracts contributed to the securitization were transferred by HPSC and Bravo to GF 2003-1 LLC II. Financing contracts transferred to GF 2003-1 LLC II were pledged as collateral for the notes, with the carrying value of the financing contracts and associated debt included in the Company's consolidated balance sheet. Proceeds from the note offering were used to pay down amounts outstanding in both the MBIA and ING portions of the Bravo Facility. In addition, approximately 15% of the total proceeds from the notes were set aside in a restricted prefunding account for the purpose of acquiring future financing contracts from the Company.

The Company plans periodically to enter into and utilize term securitizations in the future to finance portions of its financing contracts. The timing and the ability of the Company to complete such financings will depend, to a large extent, on market conditions for such transactions, and there can be no assurance that the Company will be able to enter into such securitizations or that it will be able to do so in a timely fashion.

Off-balance sheet arrangements
As discussed above, the Company routinely sells leases and notes pursuant to securitization agreements. The sales transactions are accomplished by first transferring the financing contracts to a bankruptcy remote, non-consolidated special-purpose entity, which, in turn, sells its interest in those contracts. The Company surrenders control over the financing contracts transferred to the qualifying special purpose entity. In all such sales transactions to date, the Company has provided additional credit enhancement to the noteholders through the establishment of a retained interest in the financing contracts sold. The Company's primary exposure in determining the fair value of its retained interest in securitized financing contracts is credit risk associated with the obligors on these contracts. The Company's retained interest in its financing contracts is subordinate to the interests of its credit providers. In recording the net gain upon the sale of financing contracts and the fair value of its retained interest, the Company assumes a loss rate of approximately 0.50% per annum on a static pool basis, and discounts its retained interest at implicit rates ranging from 10.6% to 14.8%. Prepayment risk on securitized financing contracts is limited due to the Company's prepayment policies with its obligors. To eliminate interest rate risk, the Company enters into interest rate swap contracts as a hedge against its variable rate obligations. The fair value of the retained interest in the financing contracts sold is reviewed for impairment on a quarterly basis. The Company does not sell the residual values in its sold financing contracts which are lease agreements. Risk of loss to the Company under its Bravo and ER 2000-1 sales agreements is limited to the extent of the Company's retained interest and residual values in the financing contracts sold to those facilities. The Company maintains an allowance for losses designed to cover potential exposures in both its owned on-balance sheet portfolio as well as its residual interests in sold off-balance sheet contracts. Historically, the Company has sold contracts through its securitization facilities each quarter. For the twelve months ended December 31, 2002, the Company sold a portion of its beneficial interest in leases and notes totaling $163,328,000 compared to $145,811,000 for the same period in 2001. For the same periods, the Company recognized pre-tax gains from sales of financing contracts of $16,547,000 and $14,928,000, respectively, which is included in "Gain on sales of leases and notes, net" on the Company's Consolidated Statement of Operations.

Summary of total contractual obligations
A summary of the Company's total debt obligations, the total on-and-off-balance sheet financing contracts outstanding through the Company's various securitization facilities, and future minimum lease payments under its non-cancelable operating leases for its office locations, is as follows at December 31, 2002:

(in thousands)	On-Balance Sheet Debt	Off-Balance Sheet Sold Financing Contracts	Operating Leases	Total
2003	$100,909	$106,510	$ 777	$208,196
2004	79,431	84,332	339	164,102
2005	110,383	65,008	34	175,425
2006	53,708	45,106	—	98,814
2007	35,773	27,169	—	62,942
2008 and thereafter	26,609	14,463	—	41,072
Total	$406,813	$342,588	$1,150	$750,551

Stock Repurchase Program
In December 2000, the Board of Directors approved an increase to the stock repurchase program whereby the Company may repurchase up to an additional 250,000 shares of the Company's common stock subject to maximum dollar limitations set forth under the Company's Foothill Revolver and Senior Subordinated Note financing. Based on current market values at December 31, 2002 and the limitations set forth in its most restrictive debt agreement, the Company may repurchase up to an additional 129,000 shares of its common stock. No time limit has been established for the repurchase program. The Company expects to use the repurchased stock to meet the current and future requirements of its employee stock plans. During 2002, the Company repurchased 70,186 shares of its common stock for approximately $538,000.

Management believes that the Company's sources of liquidity, including the Foothill Revolver, the Bravo Facility, the ER 2000-1 securitization, the Gloucester Funding 2003-1 securitization, the Senior Subordinated Notes, and loans from various savings banks, along with cash obtained from the sales of its financing contracts and from internally generated revenues, are adequate to meet current obligations and carry on current operations. In order to finance its future operations, the Company will seek to renew and/or obtain new liquidity facilities and may seek to raise additional equity. The Company expects that it will be able to obtain additional capital at competitive rates, but there can be no assurance it will be able to do so.

Quantitative and Qualitative Disclosures about Market Risk

In the normal course of its business, the Company is subject to a variety of risks, including market risk associated with interest rate movements. Interest rate exposures exist between the time a transaction with a customer is approved and when permanent, fixed-rate financing is secured. The Company does not hold or issue financial instruments for trading purposes.

The Company temporarily finances its new fixed-rate financing contracts through a variable-rate revolving warehouse line of credit until permanent fixed-rate financing is obtained through its securitization facilities. The Company is exposed to interest rate changes between the time a new financing contract is approved and the time the permanent, fixed-rate financing is completed, thereby locking in financing spreads. To mitigate this exposure, the Company generally obtains permanent financing within 60 days of the activation of a new financing contract. The Company believes it will be able to continue to utilize this operating strategy. The Company further manages its exposure to interest rate risk by entering into interest rate swap contracts as a hedge against variable-rate interest incurred through its commercial paper securitization facility as well as its Class A and Class B-1 term securitization notes. These swap agreements have the effect of converting the Company's securitization debt from a variable-rate to a fixed-rate. At December 31, 2002, the net marked-to-market value of interest rate swap contracts hedging on-balance sheet debt obligations was a liability of $9,406,000. Assuming a hypothetical 10% reduction in interest rates from current weighted-average swap rates at December 31, 2002, the marked-to-market valuation of these swap agreements would have been approximately $12,807,000.

The Company's portfolio of financing contracts originated in its licensed professional financing segment are fixed-rate, non-cancelable, full payout leases and notes. Changes in current market interest rates result in unrealized gains or losses in the fair value of the Company's fixed-rate assets and fixed-rate debt. In a rising interest rate environment, fixed-rate assets lose market value whereas fixed-rate liabilities gain market value. The opposite is true in a declining rate environment. The fair value of fixed-rate financial assets and liabilities can be determined by discounting associated cashflows at market rates currently available for instruments with similar risk characteristics and maturities. Sensitivity analysis can be applied to determine the positive or negative effect market risk exposures may have on the fair value of the Company's financial assets and liabilities. The following table summarizes the carrying value and estimated fair value of the Company's fixed-rate assets and liabilities at December 31, 2002. The table also demonstrates the degree of sensitivity to the fair value of the Company's fixed-rate financial assets and liabilities assuming a hypothetical 10% adverse change from actual rates:

(in thousands)	Carrying Value	Fair Value	10% change
Fixed-rate leases and notes due in installments	$392,405	$394,932	$383,767
Fixed-rate debt	346,250	330,317	350,277

The Company's variable-rate assets consist of commercial and industrial asset-based revolving loans originated by ACFC and progress payment notes receivable originated by HPSC in the healthcare financing segment. The Company's variable-rate liabilities consist of amounts outstanding under the Foothill Revolver and senior notes outstanding under the ING portion of the Bravo Facility. The carrying value of variable-rate assets and liabilities approximates current fair values. Sensitivity analysis can be used to determine the positive or negative affect on the Company's interest income and interest expense due to changes in market interest rates, as summarized as follows at December 31, 2002:

(in thousands)	Carrying Value	Fair Value	+/-Change to interest assuming +/-10% change from actual rates
Variable-rate notes receivable	$ 21,052	$ 21,052	$ +/-302
Variable-rate debt	60,014	60,014	+/-195

For additional information about the Company's financial instruments, see Note L in the notes to consolidated financial statements.

Forward Looking Statements

This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act. Discussions containing such forward-looking statements may be found in the material set forth under "Management's Discussion and Analysis of Financial Condition and Results of Operations," as well as within the Annual Report generally. When used in this Annual Report, the words "believes," "anticipates," "expects," "plans," "intends," "estimates," "continue," "may," or "will" (or the negative of such words) and similar expressions are intended to identify forward-looking statements. Such statements are subject to a number of risks and uncertainties including, but not limited to, the following: the Company's dependence on maintaining and increasing funding sources, including warehouse and permanent financing facilities; compliance with financial and other covenants in funding documents; payment restrictions and default risks in asset securitization transactions; the risk of being removed as the servicer of its securititzation facilities; customer credit risks; competition for customers and for capital funding at favorable rates relative to the capital costs of the Company's competitors; changes in healthcare payment policies; interest rate risk; the risk that the Company may not be able to realize the residual value on financed equipment at the end of its lease term; interest rate swap contract risks; risks associated with the sale of certain receivable pools by the Company; dependence on sales representatives and the current management team; and fluctuations in quarterly operating results. The Company's filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the year ended December 31, 2002 filed on March 31, 2003, contain additional information concerning such risk factors. Actual results in the future could differ materially from those described in the forward-looking statements as a result of the risk factors set forth above, the risk factors described in the Annual Report on Form 10-K, and the matters set forth in this Annual Report generally. HPSC cautions the reader, however, that such list of risk factors may not be exhaustive. HPSC undertakes no obligation to release publicly the result of any revisions to these forward-looking statements that may be made to reflect any future events or circumstances.

Officers

John W. Everets
Chairman
Chief Executive Officer

Raymond R. Doherty
President
Chief Operating Officer

Rene Lefebvre
Senior Executive Vice President
Treasurer
Chief Financial Officer

Stephen K. Ballou
Vice President – Operations

William S. Hoft
Vice President – Finance

Directors

John W. Everets[3]
Chairman
Chief Executive Officer

Raymond R. Doherty[3]
President
Chief Operating Officer

J. Kermit Birchfield, Jr.[1,2,3,4]
Chairman
Displaytech, Inc.

Dollie Cole[1,2]
Chairperson
Dollie Cole Corporation

Samuel P. Cooley[2,3,4]
Retired
Former Executive Vice President,
Shawmut National Corp.

Richard D. Field[1,2,4]
Private Investor
Former Senior Executive Vice President,
The Bank of New York

Thomas M. McDougal, DDS[4]
Practicing Dentist

Lowell P. Weicker, Jr.[1,2,4]
Former Governor and
U.S. Senator from Connecticut

[1] Member, Compensation Committee
[2] Member, Audit Committee
[3] Member, Executive Committee
[4] Member, Corporate Governance Committee

Auditors

Deloitte & Touche LLP
200 Berkeley Street
Boston, Massachusetts 02116

Counsel

Day Berry & Howard LLP
260 Franklin Street
Boston, Massachusetts 02110

Transfer Agent

Equiserve Trust Company
P.O. Box 43010
Providence, RI 02940-3068

Shareholder Inquiries:
(781) 575-3400
www.equiserve.com

10-K

HPSC's Annual Report on Form 10-K is available to stockholders without charge by writing to:

Investor Relations Department
HPSC, Inc.
60 State Street, Suite 3520
Boston, Massachusetts 02109

E-mail address:
hpsc@hpsc.com

Internet web site:
www.HPSC.com

HPSC's Annual Report on Form 10-K is also available from the Securities and Exchange Commission (the "SEC") via the Internet. The SEC maintains a web site containing reports, proxy and information statements, and other information regarding registrants who file with the SEC. The address of the SEC is:

www.sec.gov


HPSC
INC

HPSC Branches


Emeryville
Sacramento
Chatsworth
Aliso Viejo
Englewood
Rolling Meadows
Naperville
Northfield
Bloomingdale
St. Louis
Worthington
Addison
Boston
Granby
West Hartford
Livingston
Devon
McLean
Charlotte
Roswell
Orlando
Valrico

Corporate Headquarters

Sixty State Street
35th Floor
Boston, MA 02109-1803
Tel 1-800-225-2488
Fax 1-800-526-0259

E-mail: HPSC@HPSC.com
Internet: www.HPSC.com

Branches

Northeast
Boston, MA
Granby, CT
West Hartford, CT

Mid-Atlantic
Livingston, NJ
Devon, PA
McLean, VA

Southeast
Orlando, FL
Valrico, FL
Roswell, GA
Charlotte, NC

Midwest
Bloomingdale, IL
Naperville, IL
Northfield, IL
Rolling Meadows, IL
Worthington, OH
St. Louis, MO

Southwest
Addison, TX

Pacific/Mountain
Aliso Viejo, CA
Chatsworth, CA
Emeryville, CA
Sacramento, CA
Englewood, CO

The Preferred Lender to the Healthcare Professions